As filed with the Securities and Exchange Commission on August 26, 2003  Registration No. 333-_________

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

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DIATECT INTERNATIONAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

California	2870	82-0513109
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

875 S. Industrial Parkway

Heber City, UT 84032

Tel: (435) 654-4370

Fax: (435) 657-9796

Attention: Jay W. Downs, CEO

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(Name, Address, Telephone Number and Facsimile Number of Agent For Service of Process)

Copies of all Communications to:

David L. Ficksman, Esq.

Loeb & Loeb LLP

10100 Santa Monica Boulevard, Suite 2200

Los Angeles, California 90067-4164

Tel: (310) 282-2350

Fax: (310) 282-2200

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Approximate date of commencement of proposed sale to the public:

As soon as possible after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   [   ]

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock underlying the 8% Convertible Debentures due December 27, 2004	13,500,000	$0.13	$1,755,000	$143

Common Stock underlying the Warrants	2,500,000	$0.13	$325,000	$27

Common Stock	1,000,000	$0.13	$130,000	$11

Total	17,000,000	---	$2,210,000	$181

(1)

Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based upon the bid price of the Registrant’s common stock as quoted on the Over-the-Counter Bulletin Board of $.13 on August 1, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effectiveness date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective.  This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.  You should rely only on the information contained in this preliminary prospectus.

PRELIMINARY PROSPECTUS

Subject to completion, dated August 26, 2003

DIATECT INTERNATIONAL CORPORATION

17,000,000 Shares of Common Stock

The 17,000,000 shares of common stock no par value being offered by La Jolla Cove Investors, Inc. as the selling shareholder listed on page 15.  The shares of our common stock covered by this prospectus include: 1,000,000 shares of common stock purchased by the selling shareholder in a private placement in November 2002, 13,500,000 shares of common stock issuable upon conversion of the 8% Convertible Debenture due December 27, 2004, and 2,500,000 shares issuable upon exercise of the Warrants, issued in a private placement on December 27, 2002.  This offering is not being underwritten.

The prices at which the selling shareholder may sell its shares will be determined by the prevailing market price for the shares or in privately negotiated transactions.  Information regarding the selling shareholder and the times and manner in which it may offer and sell the shares under this prospectus is provided under “Selling shareholder” and “Plan of Distribution” in this prospectus.  Diatect will not receive any of the proceeds from the sale of the shares under this prospectus.

Our common stock trades on the Over-the-Counter Bulletin Board, also called the OTCBB, under the trading symbol “DTCT”.  On August 1, 2003, the closing bid for our common stock as reported on the OTCBB was $.13 per share.  As of August 1, 2003 there were 48,558,936 shares of common stock outstanding.

THIS INVESTMENT INVOLKES RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or determined that this prospectus is complete or accurate.  Any representation to the contrary is a criminal offense.

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The date of this Prospectus is August __ , 2003

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TABLE OF CONTENTS

Corporate Information	2
Prospectus summary	3
Risk Factors	7
Cautionary Statement Regarding Forward-Looking Statements	13
Use of Proceeds	14
Selling Shareholder	14
Plan of Distribution	15
Business	17
Description of Property	20
Management	21
Executive Compensation	23
Security Ownership of Certain Beneficial Ownership and Management	28
Certain Relationships and Related Transaction	29
Description of Securities	30
Market For Common Equity and Related Shareholder Matters	31
Management’s Discussion and Analysis or Plan of Operations	32
Changes in and Disagreements with Accountants on accounting and Financial Disclosure	37
Legal Proceedings	37
Experts	38
Legal Matters	38
Financial Statements	F-1

CORPORATE INFORMATION

Our corporate offices are located at 875 S. Industrial Parkway, Heber City, UT 84032.  Our telephone number at that location is (435) 654-4370.  The URL for our Web site is http://www.diatect.com.

PROSPECTUS SUMMARY

Because the following is a summary, it may not contain all of the information that is important to you. To understand this offering fully,  You should read this entire prospectus and our financial statements and related notes carefully.  Unless the context requires otherwise, “we,” “us,” “our” and similar terms refer to Diatect.

The Company

Diatect International Corp. (formerly Applied Earth Technologies, Inc.) was incorporated in California in 1979.  We produce a variety of insecticides, which utilize so called “natural-killing agents”, which we believe are non-toxic to the environment as well as humans and other warm blooded animal life. Whereas conventional chemical synthesized insecticides can be composed of highly dangerous, toxic chemicals that can seep into the water table and can be washed into rivers and lakes, contaminating water and soil for decades, our products are composed of materials that degrade after application leaving the environment unharmed.  Certain of these materials have been used separately for years as adequate alternatives to hazardous chemical insecticides.  By combining these materials together in our products, we have created a synergy that leads to more effective insect control than they can provide individually.

We have obtained five EPA registrations and nine retail labels necessary for the production and marketing of insect control products.  The approval by the EPA of our labels is significant since EPA approval can be a lengthy and expensive process. Due to the long time it took to obtain EPA approval for our labels, we did not actually begin commercial marketing of our products until late 2001.

Over the past decade, chemical companies have voluntarily dropped the registration of approximately 93 active ingredients and 6,100 pesticide products that were in use at the time of cancellation.  Additionally, since insecticides were first used in the 1940's, more than 600 insect species have developed resistance to many synthetic pesticides, leading the industry to constantly search for new products.

Recent Developments

Business

On August 12, 2003, we entered into a letter of intent with Diatomaceous Earth Deposits of Virginia to purchase 90% of our diatomaceous earth mining site in Malheaur County Oregon for $31.1 million.  We expect to finalize the transaction on or before September 15, 2003. Diatomaceous Earth Deposits, a Virginia corporation is co-owned by Michael P. McQuade, an outside director of the Company.  This transaction was approved by a majority of the disinterested members of our Board of Directors.

The preliminary terms of the agreement provide that Diatect will receive annual payments for $1.9 million per year beginning in September 2005 and continuing for a period of fifteen years thereafter.  Other terms will be negotiated prior to the scheduled closing.  A Form 8-K reporting this transaction was filed with the Securities and Exchange Commission on August 18, 2003.

Financing

In November, 2002, we entered into a Common Stock Purchase Agreement with La Jolla Cove Investors, Inc. relating to the sale of 1,000,000 shares of our common stock for a purchase price of $100,000.  The shares were issued in a private placement that was exempt from registration pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended. In connection with the issuance of the foregoing shares we granted La Jolla Cove piggy back registration rights whereupon we agreed that so long as La Jolla Cove owned the shares, we would include the shares in our next registration statement.

On December 27, 2002, we entered into a Securities Purchase Agreement with La Jolla Cove Investors, Inc. relating to the sale of $150,000 in principal amount of an 8% Convertible Debenture due December 27, 2004 and Warrants.  The Debenture was amended on March 18, 2003 and increased by $100,00 in principal amount making the Debenture total $250,000. The Warrants were amended on March 27, 2003 to limit the number of shares issuable upon exercise of the Warrants to 2,500,000 shares of common stock.  The Debenture and the Warrant were each further amended on March 27, 2003 to amend certain terms of conversion and on August 6, 2003 to amend the definitions of “Conversion Price” and certain other defined terms. We have relied upon and will rely upon an exemption provided by Section 4(2) of the Securities Act of 1933, as amended with respect to the issuance of the Debenture, the Warrants and the shares issuable upon conversion of the Debenture and Exercise of the Warrants.  Further, the selling shareholder has represented that it is an “accredited investor” within the meaning of Rule 501 of Regulation D.  Of the 16.000,000 shares covered by this prospectus 15,000,000 are the shares issuable to La Jolla Cove upon conversion of the Debenture and exercise of the Warrants.  Set forth below are the terms of the Debenture and Warrants.

Debenture

Conversion; Conversion Price

The holder has agreed that, beginning in the first full calendar month after the Registration Statement to which the prospectus is a part, is declared effective, that it will convert at least five percent (5%), but no more than ten percent (10%) of the face value ($250,000) of the Debenture into common stock (calculated as to each such conversion to the nearest 1/100th of a share).  The number of shares of common stock into which the Debenture may be converted is equal to the principal amount of the Debenture being converted multiplied by eleven, minus the product of the Conversion Price, defined below, multiplied by ten times the principal amount of the Debenture being converted divided by the conversion price.  The conversion formula is illustrated as follows:

PA = Principal Amount; CP = Conversion Price

PA x 11 – CP x (10 x PA)

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CP

On each date the Debenture is converted, we must pay in cash, any accrued and unpaid interest on the principal amount of the Debenture being converted not included, at the option of the holder, in the principal amount being of the Debenture being converted on that particular date of conversion, provided however, if the holder does not convert at least five percent (5%) of the face value of the Debenture, holder can not collect interest on the month in which it did not convert the minimum amount.

If the holder elects to convert a portion of the Debenture and does not elect to exercise the related warrants, we may limit the number of common stock that the holder receives upon conversion to the amount of the Debenture being converted divided by the Conversion Price.  Further, for a period of 120 days following the effective date of the Registration Statement, if the holder elects to convert a portion of the Debenture and on the day that the election is made, the Conversion Price is below $.20, we have the right to prepay at a rate of 125% of that portion of the Debenture that the holder has elected to convert, plus any accrued and unpaid interest.  If we elect to prepay, holder shall have the right to withdraw its notice of conversion.  For each month, or any part of that the holder withdraws its conversion notice, we have the right to extend the maturity date of the Debenture by one month.

“Conversion Price” as defined in the Addendum to the Convertible Debenture, dated August 6, 2003, is equal to the lesser of (i) $1.00, or (ii) seventy five percent (75%) of the average of the three lowest Market Prices, defined below, during the one hundred and twenty (120) calendar days prior to holder’s election to convert. “Market Price is defined as the lowest price of the common stock during any trading day as reported on the Over-the-Counter Bulletin Board.

Maturity; Interest and Prepayment

The Debenture accrues interest at a rate of eight percent (8%) per annum payable monthly in arrears commencing February 15, 2003.  The Debenture may not be prepaid without the written consent of the holder.

Warrants

Exercise Price

The  maximum number of shares of common stock subject to adjustment for splits or recapitalization that may be purchased under the Warrants is therefore 2,500,000.  The holder has agreed that, beginning in the first full calendar month after the Registration Statement to which the prospectus is a part, is declared effective, that it will exercise at least five percent (5%), but no more than ten percent (10%) of the Warrant.  The Warrant may only be exercised concurrently with or subsequent to the conversion of the Debenture.  The exercise price of the Warrants is $1.00.

Limits of the Conversion of the Debenture an Exercise of the Warrants

The selling shareholder may not convert the Debenture and/or exercise the Warrants, if and to the extent that on any date, the selling shareholder would be deemed the beneficial owner of more than five percent (5%) of the then outstanding shares of common stock.

Registration Rights

In connection with issuance of the Debentures and the Warrants, we agreed to file a Registration Statement registering the shares issuable upon conversion of the Debenture and exercise of the Warrants.  This prospectus is a part of that Registration Statement. We agreed to pay all expenses related to filing the Registration Statement and we agreed to comply with all necessary state securities laws so as to permit the sale of the common stock covered by this prospectus.

We initially agreed to use our best efforts to file the Registration Statement and have it declared effective by the SEC by March 27, 2003, however due to certain financial constraints we were unable to file the Registration Statement by March 27, 2003.  On August 6, 2003 pursuant to the Addendum to the Convertible Debenture, the holder agreed to extend the deadline for having the Registration Statement declared effective to December 4, 2003 and agreed to waive all penalties accrued under Section 3.1(b) of the Debenture.  If the Registration Statement is not filed by December 4, 2003, other than by delay of the SEC or our counsel, we will incur the following penalties under the Debenture.

One, the Conversion Price discount multiplier of 75% is decreased by three percentage points (3%) for each month or partial month occurring after December 4, 2003 that the Registration Statement is not effective or if the Registration Statement has been declared effective but is not thereafter effective.

Two, notwithstanding the foregoing, if the reason for the delay in filing the Registration Statement is the result of delay by either the SEC or the attorneys filing the Registration Statement on behalf of the company, or, if the Registration Statement has been declared effective but is not thereafter effective, the following will also apply in addition to any damages incurred by the holder:

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The holder may demand repayment of one hundred and fifty percent (150%) of the principal amount of the Debenture, together with all accrued and unpaid interest thereon, in cash, at any time prior to the Registration Statement being declared effective by the SEC or during the period that the Registration Statement is not effective, such repayment to be made within three (3) business days of such demand.  In the event that the Debenture is so accelerated, in addition to the repayment of one hundred and fifty percent (150%) of the principal amount together with accrued interest, we must immediately issue and pay, as the case may be, to the holder 25,000 shares of common stock and $5,000 for each thirty (30) day period, or portion thereof, during which the principal amount, including interest thereon, remains unpaid, with the monthly payment amount to increase to $10,000 for each thirty (30) day period, or portion thereof, after the first ninety (90) day period; or

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If the holder does not elect to accelerate the Debenture, we must immediately issue or pay, as the case may be, to the holder 25,000 shares of common stock and $5,000 for each thirty (30) day period, or portion thereof, that the Registration Statement is not effective, with the monthly payment amount to increase to $10,000 for each thirty (30) day period, or portion thereof, after the first ninety (90) day period.

RISK FACTORS

You should carefully consider the risks described below before making an investment in Diatect.  The risks and uncertainties described below are not the only ones facing Diatect, and there may be additional risks that we do not presently know of or that we consider immaterial.  All of these risks may impair our business operations.  If any of the following risks actually occurs our business, financial condition or results of operations could be materially adversely affected.  In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Business

We have a limited operating history.

We have a limited operating history and we are in our emerging stages.  There can be no assurance that we will continue to develop or will be able to meet our objectives, or that our products will be accepted in the market, or that we will operate at a profit.  We face a number of risks encountered by early-stage companies, including:

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the uncertainty of market acceptance of our products;

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our need to introduce reliable and robust products and services that meet the demanding needs of customers;

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our need to expand our marketing, sales and support organizations, as well as our distribution channels; and

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our ability to anticipate and respond to market competition; our need to manage expanding operations.

We have a history of operating losses and will incur losses in the future.

We may never generate sufficient revenue to achieve profitability. We have incurred operating losses in each quarter since we commenced operations. We expect to continue to devote substantial resources to our research and development and sales and marketing activities. As a result, we expect that we will continue to incur operating losses for the foreseeable future. If we do not raise additional capital our operations may be curtailed.

Because we are in a very tight working capital situation and have significant outstanding indebtedness we may not be able to raise money to fund our operations and we may not be able to continue as a going concern.

We are in very tight working capital situation.  Our cash requirements have been and will continue to be significant.  We have been forced to raise capital to fund ongoing operations through the private sales of our securities, on terms that have been highly dilutive and which have involved substantial expenses.

We expect that we will need to raise additional funds through private debt or equity financing in order to continue to support current operations and develop our business plan.  No assurance can be made that we will be able to raise sufficient capital to sustain operations.  If additional funds are raised through the issuance of equity securities, the percentage ownership of our shareholders at that time will be reduced, particularly in view of the dramatic decline in the value of our common stock over the past several months.  We have incurred debt with private lenders and anticipate incurring additional loan obligations to sustain current operations.  If adequate funds are not available or are not available on acceptable terms, we may not be able to:

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fund then existing operations;

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develop new or enhanced services and related products;

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continue to develop our business plan; and,

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otherwise respond to competitive pressures.

As a result, our business, operating results and financial condition could be materially adversely affected.  In our present circumstance, therefore, there is doubt about our ability to continue as a going concern, absent a substantial increase in revenues.  Our auditors have included a statement regarding our ability to continue as a going concern in their audit report for the fiscal year ended December 31, 2002.

Cyclical and seasonal effects may adversely affect our business.

The insecticide industry in general is cyclical and demands for our products tend to be slightly seasonal. Seasonal usage follows varying agricultural seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements. Weather patterns can have an impact on our operations. The end user of some of our products may, because of weather patterns, delay or intermittently disrupt field work during the planting season, which may result in a reduction of the use of some of our products. There can be no assurance that we will adequately address any adverse seasonal effects. Our inability to effectively address adverse seasonal effects could have a material adverse effect on our business and operating results.

The industry in which we do business is extremely competitive and our business may suffer if we are unable to compete effectively.

Generally, the treatment against pests of any kind is broad in scope, there being more than one way or one product for treatment, eradication, or suppression. We face competition from many domestic and foreign manufacturers, marketers and distributors participating in our marketplace. Competition in our marketplace is based primarily on efficacy, price, safety and ease of application.

The principal participants in the U.S. insecticide industry are major companies such as Dow, Dupont, Monsanto, Shell Oil and Chevron.  Those companies all have more extensive resources than we do and have established product recognition.  We believe, however, that by focusing on more natural, safer, non hazardous, Eco-sensitive insecticides, we are able to acquire market niches which have not been a focus of the larger, better established companies. We believe we have an advantage in the products and market niche we have identified in that we have already obtained EPA approval of our products and labels.  Our ability to compete depends on our ability to develop additional applications for our current products, and to expand our product lines and customer base. We compete principally on the basis of the quality of our products, and the technical service and support given to our customers. There can be no assurance that we will compete successfully with our existing competitors or with any new competitors. Our inability effectively to compete in our products or services would have a material adverse effect on our business and operating results.

If we are unable successfully to position ourselves in smaller niche markets, our business may be adversely affected.

We have attempted to position ourselves in smaller niche markets that have been or are being abandoned by larger chemical companies. These types of markets tend not to attract larger chemical companies due to the smaller volume demand, and larger chemical companies have been divesting themselves of products that fall into such niches. These smaller niche markets require significant and intensive management input and ongoing product research. There can be no assurance that we will be successful in these smaller niche markets or, if we are successful in one or more niche markets, that we will continue to be successful in such niche markets. Our inability to be successful in such niche markets could have a material adverse effect on our business and operating results.

Our products are subject to governmental regulations and approvals and failure to comply with such regulation could materially alter our ability to continue operations.

Our products are subject to laws administered by federal and state governments, including regulations requiring registration, approval and labeling of our products. Substantially all of our products are subject to EPA registration and re-registration requirements, and are conditionally registered in accordance with the Federal Insecticide, Fungicide and Fodenticide Act (FIFRA). Such registration requirements are based, among other things, on data demonstrating that the product will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. All states where any of our products are used also require registration before they can be marketed or used in that state. Governmental regulatory authorities have required, and may require in the future, that certain scientific data requirements be performed on our products. We, on our behalf and in joint efforts with other registrants, have and are currently furnishing certain required data relative to our products.

Under FIFRA, the federal government requires registrants to submit a wide range of scientific data to support U.S. registrations. This requirement has significantly increased our operating expenses in such areas as testing and the production of new products. We expect such increases to continue in the future. Because scientific analyses are constantly improving, it cannot be determined with certainty whether or not regulatory authorities may require new or additional tests. While FIFRA good laboratory practice standards specify the minimum practices and procedures which must be followed in order to ensure the quality and integrity of data related to these tests submitted to the EPA, there can be no assurance the EPA will not request certain tests or studies be repeated. In addition, more stringent legislation or requirements may be imposed in the future. We can provide no assurance that any testing approvals or registrations will be granted on a timely basis, if at all, or that our resources will be adequate to meet the costs of regulatory compliance. Our inability to be successful in meeting testing and regulatory requirements could have a material adverse effect on our business and operating results.

We may be subject to environmental liabilities.

The company, its facilities and its products are subject to numerous federal and state laws and governmental regulations concerning environmental matters and employee health and safety. We continually adapt our manufacturing process to the environmental control standards of the various regulatory agencies. The EPA and other federal and state agencies have the authority to promulgate regulations that could have an impact on our operations. We expend substantial funds to minimize the discharge of materials in the environment and to comply with governmental regulations relating to protection of the environment. Federal and state authorities may seek fines and penalties for violation of the various laws and governmental regulations, and could, among other things, impose liability on us for cleaning up the damage resulting from release of pesticides and other agents into the environment. Our inability to comply with such laws and regulations or a claim for environmental liability could have a material adverse effect on our business and operating results.

Our use of hazardous materials exposes us to potential liabilities.

Our development and manufacturing of chemical products involve the controlled use of hazardous materials. While we continually adapt our manufacturing process to the environmental control standards of regulatory authorities, we cannot completely eliminate the risk of accidental contamination or injury from hazardous or regulated materials. In the event of such contamination or injury, we may be held liable for significant damages or fines. In the event that such damages or fines are assessed, it could have a material adverse effect on our business and operating results.

Our business may give rise to product liability claims not covered by insurance or indemnity agreements.

Our manufacturing, marketing, distribution and use of chemical products involve substantial risk of product liability claims. A successful product liability claim, which is not insured, may require us to pay substantial amounts of damages. In the event that such damages are paid, it could have a material adverse effect on our business and operating results.

Securing necessary approvals for our products can be difficult, time consuming and costly, and additional obstacles may arise in the future.

The field testing, production and marketing of our products are subject to extensive regulations and numerous government approvals, which vary widely among jurisdictions. Obtaining necessary regulatory approvals can be time consuming and costly, and there can be no guarantee of the timing or granting of approvals. Regulatory authorities can block the sale or import of our products, order recalls, and prohibit planting of seeds containing our technology.  As the insecticide industry continues to evolve, new unanticipated restrictions and burdensome regulatory requirements may be imposed which could harm our results of operations.

Risks Related to our Common Stock

Future sales of our common stock registered for public sale by this registration statement could cause our stock price to plummet, adversely affecting our ability to raise funds in new stock offerings.

After this offering, there may be as many as 85,000,000 shares of common stock sold on the public market as compared to approximately 48,000,000 prior to this offering.  If demand to purchase our shares is weak, our stock price could plummet and cause a significant loss of investment.

The continuously adjustable conversion price feature of the Debenture could require us to issue a large number of shares, which will cause dilution to our existing shareholders.

 Our obligation to issue shares upon conversion of the Debenture is essentially limitless.  The following is an example of the amount shares of our common stock that are issuable, upon conversion of the entire Debenture, based on market prices 25%, 50% and 75% below the market price, as of August 1, 2003 of $.13.

% Below Market	Price Per Share	Conversion Price Discount of 25%	Number of Shares Issuable	Percentage Ownership of Outstanding Common Stock

25%	$.10	$.17	22,500,000	33%
50%	$.08	$.06	39,287,214	46%
75%	$.03	$.02	91,664,166	67%

As illustrated, the number of shares of common stock issuable upon conversion of the Debenture will increase if the market price of our stock declines, which will cause dilution to our existing shareholders and may result in a loss of control of the company.  Although the selling shareholder may not convert their securities and/or exercise their Warrants into more than 5% of our outstanding common stock, this restriction does not prevent the selling shareholder from converting and/or exercising some of its holdings and then converting the remainder of its holdings.  In this way, the selling shareholder could sell more than the 5% limit while never holding more than 5% of our outstanding common stock.

The continuously adjustable conversion price feature of the Debenture may encourage others to make short sales of our common stock, which could have a depressive effect on the price of our common stock.

The Debenture is convertible into shares of our common stock at a 25% discount to the trading price of the common stock.  The downward pressure on the price of the common stock as the selling shareholder converts and sells common stock could encourage short sales by others.  This could place further downward pressure on the price of the common stock.

Our Common Stock is Penny Stock as defined in the Exchange Act and an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the Common Stock.

Our Common Stock is classified as penny stock, which is traded in the over-the-counter market on the OTC Bulletin Board.  As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock being registered hereby.  In addition, the "penny stock" rules adopted by the Commission under the Exchange Act subject the sale of the shares of the common stock to certain regulations which impose sales practice requirements on broker-dealers.  For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities.  Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives.  The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities.  Accordingly, the Commission's rules may limit the number of potential purchasers of the shares of the common stock.

There may be resale restrictions with respect to our common stock.

Various state securities laws impose restrictions on transferring penny stocks and as a result, investors in the common stock may have their ability to sell their shares of the common stock impaired.  For example, the Utah Securities Commission prohibits brokers from soliciting buyers for penny stocks, which makes selling them more difficult.

We are obligated to issue additional securities to the selling security holder if we fail to register our common stock prior to December 4, 2003.

We agreed to use our best efforts to cause this Registration Statement to become effective by December 4, 2003.  We also agreed that, if this Registration Statement has not been declared effective by the specified date, the discount multiplier for calculating the conversion price of the Debenture will decrease by 3% per month or part thereof until the Registration Statement is declared effective.  Additionally, the holder may demand repayment of one hundred and fifty percent (150%) of the principal amount of the debenture, together with all accrued and unpaid interest thereon, in cash, at any time prior to this registration statement being declared effective or during the period that this registration statement is not effective, such repayment to be made within three (3) business days of such demand. In the event that the debenture is so accelerated, in addition to the repayment of one hundred and fifty percent (150%) of the principal amount together with accrued interest as aforesaid, we must immediately issue and pay, as the case may be, to the holder 25,000 shares of our common stock and $5,000 for each thirty (30) day period, or portion thereof, during which the principal amount, including interest thereon, remains unpaid, with the monthly payment amount to increase to $10,000 for each thirty (30) day period, or portion thereof, after the first ninety (90) day period. If, however, the holder does not elect to accelerate the debenture, we must issue or pay, as the case may be, to holder 25,000 shares of our common stock and $10,000 for each thirty (30) day period, or portion thereof, that the Registration Statement is not effective, with the monthly payment amount to increase to $20,000 for each thirty (30) day period, or portion thereof, after the first ninety (90) day period.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Under the Private Securities Litigation Reform Act of 1995, companies are provided with a “safe harbor” for making forward-looking statements about the potential risks and rewards of their strategies. Forward-looking statements often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. In this prospectus supplement, forward-looking statements also include:

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statements about our business plans;

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statements about the potential for the development, regulatory approval and public acceptance of new products;

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estimates of future financial performance;

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predictions of national or international economic, political or market conditions;

•

statements regarding other factors that could affect our future operations or financial position; and

•

other statements that are not matters of historical fact.

Our ability to achieve our goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause our actual performance and results to differ materially from those described or implied in forward-looking statements. Factors that could cause or contribute to such differences include, among others:

•

the success of our research and development activities and the speed with which regulatory authorizations and product launches may be achieved;

•

our ability to continue to manage our costs;

•

our ability to successfully market new and existing products in new and existing domestic and international markets;

•

the effect of weather conditions and commodity markets on the agriculture business;

•

our exposure to lawsuits and other liabilities and contingencies;

•

the accuracy of our estimates and projections, for example, those with respect to product returns and grower use of our products and related distribution inventory levels;

•

our ability to obtain payment for the products that we sell;

•

the effects of our accounting policies and changes in generally accepted accounting principles;

•

our ability to fund our short-term financing needs;

•

general economic and business conditions; and

•

any changes in business, political and economic conditions due to threat of future terrorist activity and related military action.

These forward-looking statements speak only as of the date of this prospectus. We believe it is in the best interest of our investors to use forward-looking statements in discussing future events. However, we are not required to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We have registered these shares because of registration rights granted to the selling shareholder.  We will not receive any proceeds from the issuance of common stock to the selling shareholder, however, we received net proceeds of $250,000 from the initial sale of the Debenture and we will receive proceeds from the exercise of the Warrants when and if exercised.  The net proceeds from the sale of the Debenture and any proceeds received form the exercise o the Warrants have been and will be used for working capital.

SELLING SHAREHOLDER

The following table sets forth certain information concerning the resale of the shares of common stock by the selling shareholder.  Unless otherwise described below, to our knowledge, no selling shareholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.  The selling shareholder has confirmed to us that it is not a broker-dealer or affiliate of a broker-dealer within the meaning of Rule 405 of the Securities Act, as amended.

The selling shareholder may offer all or some portion of the shares of the common stock or the shares of common stock issuable upon conversion of the Debenture and/or exercise of the Warrants.  Accordingly, no estimate can be given as to the amount or percentage of our common stock that will be held by the selling shareholder upon termination of sales pursuant to this prospectus.  In addition, the selling shareholder identified below may have sold, transferred or disposed of all or a portion of its shares since the date on which they provided the information regarding its holdings in transactions exempt from the registration requirements of the Securities Act. The number of shares owned and offered hereby by the Selling shareholders is calculated on an assumed conversion price of $.10 per share, which conversion price is calculated using the closing bid price of $.13 of our common stock on August 1, 2003. These numbers include also 2,500,000 shares of common stock underlying the Warrants.

As of August 1, 2003, there were 48,558,936 shares of our common stock outstanding.  In compliance with the SEC rules, for purposes of calculating the percentage of common stock outstanding, any securities not outstanding which are subject to options, Warrants or conversion privileges are deemed outstanding for the purposes of computing the percentage of outstanding securities owned by the selling shareholder.  Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days from August 1, 2003.  Unless otherwise indicated, the selling shareholder has the sole power to direct the voting and investment over the shares owned by them.   We will not receive any proceeds from the resale of the common stock by the selling shareholder.

	Ownership of Common Stock Prior to the Offering
Name of Selling Stockholder	Number of Shares	Percentage of Ownership (2)	Number of Shares Offered Hereby

La Jolla Cove Investors, Inc. (1) 7817 Herschel Avenue, Suite 200 La Jolla, CA 90237	1,000,000	2.0%	(3)

(1) Norman A. Lizt is the beneficial owner, as defined in Rule 13d-3 of the Exchange Act of 1934, as amended, of the shares held by La Jolla Cove Investors, Inc. as he owns all of the outstanding equity of La Jolla Cove Investors, Inc.

(2) Based upon 48,558,936 shares outstanding.

(3)  The maximum number of shares that may be offered by this prospectus is 17,000,000.  The number of shares offered by this prospectus will vary from time to time based upon several factors including the market price of our common stock and the total number of shares outstanding on the date the selling shareholder intends to convert the Debenture and exercise the Warrants.  See Prospectus Summary – Recent Financing.  Based upon the terms of the both the Debenture and the Warrants, the selling shareholder may not convert the Debenture and/or exercise the Warrants, if on any date, the selling shareholder would be deemed the beneficial owner of more than five percent (5%) of the then outstanding shares of common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholder, La Jolla Cove Investors, Inc.  The selling shareholder and any of its pledges, assignees, and successors-in-interest may, from time to time, sell any or all of its shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  There is no assurance that the selling shareholder will sell any or all of the common stock in this offering.  The selling shareholder may use any one or more of the following methods when selling shares:

Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; Purchases by a broker-dealer as principal and resale by the broker-dealer for its own account; an exchange distribution following the rules of the applicable exchange; Privately negotiated transactions; short sales or sales of shares not previously owned by the seller; Broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share; A combination of any such methods of sale; or any other lawful method.

Broker-dealers engaged by the selling shareholder might arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from selling shareholder in amounts to be negotiated.  If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commission from the purchaser in amounts to be negotiated.  The selling shareholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Securities and Exchange Commission has rules that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result of these rules, the selling security holder may find it difficult to sell its shares of common stock.

Underwriter Status

The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be considered to be “underwriters” within the meaning of the Securities Act for such sales.  An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

Because the selling shareholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Act of 1933, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to its sales in the market.

We are required to pay all fees and expenses incident to the registration of the shares in this offering.  However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering.

When the selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

•

the name of the selling shareholder and of the participating broker-dealers,

•

the number of shares involved,

•

the price at which the shares were sold,

•

the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable,

•

that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•

other facts material to the transaction

The selling shareholder will be indemnified by us against certain claims, damages and liabilities, including liabilities under the Securities Act in connection with the resale of the shares, or will be entitled to contribution in connection therewith. We will be indemnified by the selling shareholder to a limited extent, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act in connection with the resale of the shares, or will be entitled to contribution in connection therewith.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

BUSINESS

General

Diatect International Corporation was incorporated in California in May 19, 1979. We produce a variety of insecticides, which utilize so-called “natural-killing agents”, that are non-toxic to the environment as well as humans and other warm-blooded animal life. Whereas conventional chemical synthesized insecticides can be composed of highly dangerous, toxic chemicals that can seep into the water table and can be washed into rivers and lakes, contaminating water and soil for decades, our products are composed of materials that degrade after application leaving the environment unharmed.  Certain of these materials have been used separately for years as adequate alternatives to hazardous chemical insecticides.  By combining these materials together in our products, we have created a synergy that leads to more effective insect control than they can provide individually.

We have attempted to position ourselves in smaller niche markets that have been or are being abandoned by larger chemical companies. Our market focus in on national, safer, non-hazardous, Eco-sensitive insecticides. Historically, these types of markets tend not to attract larger chemical companies due to the smaller volume demand, and larger chemical companies have been divesting themselves of products that fall into such niches. These smaller niche markets require significant and intensive management input and ongoing product research, which because of our smaller size we are readily able to address. Further, we have obtained five EPA registrations and nine retail labels necessary for the production and marketing of insect control products.  The approval by the EPA of our labels is significant since EPA approval can be a lengthy and expensive process. Due to the long time it took to obtain EPA approval for our labels, we did not actually begin commercial marketing of our products until late 2001.

Over the past decade, chemical companies have voluntarily dropped the registration of approximately 93 active ingredients and 6,100 pesticide products that were in use at the time of cancellation.  Additionally, since insecticides were first used in the 1940's, more than 600 insect species have developed resistance to many synthetic pesticides, leading the industry to constantly search for new products.

Products

We recognize the future demands for environmentally acceptable insecticide products in all agriculture-related industries worldwide.  Our business plan calls for formulations which are natural in composition, components which, as stand-alone insecticides, are efficient, non-toxic, user and environmentally friendly, yet cost-effective.

The active ingredients used in our products are diatomaceous earth (“DE”), pyrethrin and piperonyl butoxide (“PBO”).  We combine DE, pyrethrin and PBO by using surfactants to ensure a good mix and greatly increase effectiveness and persistence.  The combination of these active ingredients results in a compound much more effective than each ingredient individually.  When using the ingredients together, DE breaks down the chitin, allowing the pyrethrin to act on an insect’s nerve cells directly.  The pyrethrin does not evaporate as quickly and is released for hours rather than minutes.  PBO increases the effectiveness of the pyrethrin by as much as ten times.

Our products consist of five fully registered EPA Labels and nine retail labels:

EPA Labels

•

42850-1

•

42850-2

•

42850-3

•

42850-4

•

42850-5

Retail Labels

•

Diatect II - Sold in the agriculture market, the largest end-user market for insecticides markets as “Diatect II Multi-Purpose Insect control.”  Diatect II is used in a wide variety of areas, e.g., edible growing crops, animal quarters, livestock, ornamentals, etc.

•

Diatect III - Distributed and sold in the commercial; industrial; and government markets as “Diatect III Insect Control.”  This insecticide is approved by the EPA for use in a wide variety of areas, e.g., schools, parks, rest stops, roadways, childcare facilities, rest homes, eating establishments, all public places, etc.

•

Diatect V - A product that was designed and formulated to meet the needs of the organic food industry which requires insecticides with no synthetic ingredients.  Diatect V is sold and distributed to the commercial grower, homeowner, and gardener.

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Results Ant & Insect - A domestic homeowner product which controls ants, aphids, caterpillars, leafhoppers, lice, mites, mosquitoes, ticks, and other insects.

•

Results Fireant – When applied directly to fire ant mounds and provides quick, effective control in eliminating these aggressive, dangerous pests.  Each year approximately 65,000 Americans seek hospital treatment for venomous fire ant stings and two of those people die.  Unlike bees, fire ants can sting repeatedly and they have very aggressive behavior.

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Results Indoor - Controls roaches, fleas, ants, silverfish, crickets, bedbugs, box elder bugs, and other insects.  It is designed for use under sinks, behind furniture, in air vents, under tile, and in stairwells and basements.

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Results Tomato & Garden - Protects garden plants from many varieties of worms, beetles, leafhoppers, stink bugs, squash vine borers, and other insects.

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Results Rose & Floral - Protects azaleas, begonias, African violets, chrysanthemums, dogwood, elm, roses, tulips, and many other plants.  It also destroys insects such as mealybugs, fruit flies, white flies, and caterpillars that ruin the beauty of garden flowers and plants.

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Results Pet Powder - A stand-alone product for use on pet pests for homeowners, kennels, boarding facilities, veterinary clinics and other animal facilities.

Regulatory Approval

In general all insecticides, purchased in stores today must have EPA approved labels that disclose various required information about the product.  These insecticide labels provide an extensive amount of information and indicate that the insecticide has been tested, evaluated and regulated by the EPA.  In fact, no insecticides can be legally registered, much less sold, without going through these procedures.

As previously stated, all new insecticides must be "registered" with the EPA, which specifies the conditions of its use as part of its mandate under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA").  An insecticide user or manufacturer who fails to comply with FIFRA restrictions risks enforcement actions from both the EPA and state authorities.  Our products comply with FIFRA restrictions and are registered with the EPA.

The cost of developing a new chemical for registration has risen drastically in recent years, partially because of expensive tests required showing that the chemical poses low environmental and human health risks.  The typical pesticide is put through more than 6000 tests and approval can take more than eight to ten years, and can cost up to 25 million dollars.   Once approved, labeling instructions must be followed for proper use, handling, storage and disposal. Obtaining necessary regulatory approval is time consuming and costly, and there can be no guarantee of the timing or success in obtaining approvals.

Suppliers and Customers

Two of the main ingredients in our products diatomaceous earth (“DE”) and Pyrethrin.  Our supplier of DE is Cellite Corporation and Valent BioScience Corp supplies Pyrethrin to us.  Management has good relationships with its suppliers and believes that these suppliers are stable and does not anticipate any disruption in a steady supply of materials.  A disruption to our supply of materials could have an adverse impact on our operating results.

We do not sale directly to the end user of our products.  Our three largest customers are Ace Hardware, Handy Hardware and Weber Ellis.

Marketing and Sales

Our sales and marketing strategies revolve principally around developing a reputable brand identity and ongoing customer relationships, in addition to continuously innovating and improving the quality of our products.

Competition in the Insecticide Industry

The principal participants in the U.S. insecticide industry are major companies such as Dow, DuPont, Monsanto, Shell Oil and Chevron.  Those companies all have more extensive resources than we do and have established product recognition.  We believe, however, that by focusing on more natural, safer, non-hazardous, Eco-sensitive insecticides, we are able to acquire market niches which have not been a focus of the larger, better established companies. We believe we have an advantage in the products and market niche we have identified in that we have already obtained EPA approval of our products and labels.

DESCRIPTION OF PROPERTY

Diatect International Corporation, 875 South Industrial Parkway, Heber City, Utah 84032.  This facility is a 20,254 square foot class C masonry office/warehouse building on 1.928 acres in the Heber City, Utah Industrial Park.  On January 17, 2003, we completed negotiations of the terms for the purchase of our new facilities at a cost of approximately $875,500 (including closing costs).  Under terms of our financing agreement, we will pay approximately $9,200 a month in interest only payments at an annual interest rate of 13%.  We will be seeking alternative financing if we can secure a better interest rate.  We have returned the funds we obtained as an escrow deposit.  We paid the down payment of $28,500 during the fourth quarter of the year ended December 31, 2001.  During the same period, we also secured cash in the amount of $400,000 (listed in the financial statements at December 31, 2002 as $400,000 restricted cash), which was needed for an escrow deposit.  These funds have been returned to the lender.

During September 2001, the Company acquired title to unpatented mining claims on a section of land in Malheaur County, Oregon.  This property, with proven and probable reserves of diatomaceous earth, is recorded at cost on the Company's balance sheet.

Lease Commitments

In August 2000, the Company entered into a lease agreement for new office facilities in Boise.  The agreement called a three-year lease with monthly payments of $820 during the first year, $838 during the second year and $857 during the third year.  The Company occupied these facilities from May 1, 2000 through October 1, 2001.  The Company negotiated a settlement on the remaining lease in the amount of $2,089, which was paid.

The Company leased operating facilities in Smith Center, Kansas from an individual through July 2001.  The lease was a month-to-month handshake agreement, with monthly payments of $273.

MANAGEMENT

The following table and text set forth the names and ages of all directors and executive officers of the Company as of August 1, 2003. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among directors and executive officers. Also provided herein are brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Name	Age	Position(s)

Jay W. Downs	56	President and Chairman of the Board
John L. Runft	65	Director and Legal Council
Margie Humphries	53	Secretary
M. Stewart Hyndman	46	Director
David H. Andrus	39	Director and Vice-President
John H. Zenger	67	Director
Robert E. Crouch	38	Director
Frank Priestley	47	Director
Michael P. McQuade	49	Director

Biographies of Directors and Executive Officers:

JAY W. DOWNS joined the Board of Directors in 1999 and assumed the post of President and Board Chairman in September 2001 when Herb Henderson retired. Jay has over 30 years experience in Sales and Market planning. Jay spent 10 years in the institutional fund sale and supply business and then operated his own insurance brokerage which developed and marketed complete employee benefit packages throughout the U.S. with over 700 field representatives serving 40 states. In 1992, at the request of the company, Jay and his family spent six months in Kenya learning the pyrethrum business in detail and establishing relationships with the Kenya Pyrethrum Board. He spent three years consulting and formulating a market plan for the company. He then established and operated a successful full line mortgage banking business serving Utah, Idaho, Wyoming, and Colorado which he gave up in 2000, when he was appointed Senior Vice President of Diatect International.

JOHN L. RUNFT has been practicing law since 1965, emphasizing business organizations and litigation.  He received his BA from Albertson's College of Idaho in 1962 and his J.D. from the University of Chicago School of Law in 1965.  John is a member of the Idaho Bar and has appeared as lead counsel in litigation or appeals before the United States Court of Appeals for the Federal Circuit, and the United States Supreme Court.  He is a member of the Board of Litigation of the Mountain States Legal Foundation, is a member of the Idaho Law Foundation, served as a Director of the Idaho Community Foundation (1989-1996), and has served as Civilian Aide to the Secretary of the Army of the United States for the State of Idaho (1988-1996).

M. STEWART HYNDMAN is the President of Magic Miles Ltd.; Inc., Meridan, Idaho, an export trading company established in 1995 specializing in the export of agricultural commodities and industrial products.  Following his graduation from the University of Idaho, Stewart has continued to play an active role in industry, agriculture, marketing and business development.

DAVID H. ANDRUS began an affiliation with Diatect in 1992.  Dave served in the U.S. Marine Corps for 10 years in the logistics and intelligence field, and was medically retired in 1991.  He formed Venture Creations, which performed contract research and development for EnviroGuard (now Diatect).  As R&D project manager, Dave supervised extensive field trials of the Diatect Insect Control within the poultry industry and for Fireant concerns in that region.  In 1998, Dave became manager of National Diatect, a distributor of Diatect insecticides (later acquired by us).  As technical manager for Diatect, Dave was responsible for all field studies of our product, and was instrumental in our transition from research and development to commercialization.  Since September 2001, Dave has served as Vice-president of Operations and was appointed a director.

JOHN H. (JACK) ZENGER B.S. Psychology, BYU 1953, MBA, UCLA 1959, PHD Business Administration, USC 1974. Jack has extensive experience as a management consultant and in personnel administration, having been V.P. Human Resources at Syntex Corp for 11 years and a VP of Times Mirror and in charge of their Training Company for 5 years. He has been actively engaged in community affairs in Palo Alto, California and here in Midway, Utah.

FRANK S. PRIESTLEY joined the Board of Directors on October 18, 2002.  He has been in the farming business in Idaho since 1970.  He currently serves as President of the Idaho Farm Bureau Federation, Farm Bureau Finance Co., Agricultural and Educational Research Foundation and the Farm Bureau Insurance Companies of Idaho.  He also serves on the Board of Directors for the American Farm Bureau Federation, with an appointment to the executive committee.  He comes to Diatect International with lots of experience in agriculture growing alfalfa, barley, corn and pasture for the family dairy operation.

MARGIE HUMPHRIES was appointed Corporate Secretary in October of 2002.  She relocated to Heber, Utah, in September of 2002.  She comes with 25 years of professional work experience.  Starting in December 1991 until July 1998, she worked for Wasatch Medical Center.  Her responsibilities included the billing and collection process for five physicians and monitoring accounts receivable.  From July 1998 until March 2002, when she joined Diatect International, she worked full-time as a medical transcriber for Utah Valley Regional Medical Center, where she had been appointed a team leader.

ROBERT E. CROUCH also joined the Board of Directors on October 18, 2002.  He graduated in 1987, with a Bachelor of Science in Accounting, from Utah State University, in Logan, Utah.  He has extensive experience in corporate finance, accounting and as an administrative executive.  He presently works for Wells Fargo Business Credit, Inc., as a collateral examiner, where he conducts financial and operational audits on customers and potential borrowers.

DR. MICHAEL P. MCQUADE has had a private dental practice since 1987, living in Richmond, Virginia.  He graduated from Virginia Polytechnic Institution & State University with a B.S. in Biology.  He then graduated from the Virginia Commonwealth University as a Doctor of Dental Surgery.  For the last five years Dr. McQuade has worked extensively in the poultry industry particularly in the Northeast as well as the Southeast region of the United States and research universities with respect to our product.

EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of our last three completed fiscal years to our chief executive officer and each of our other executive officers that received compensation in excess of $100,000 during the fiscal year ended December 31, 2002:

				Long Term Compensation
	Annual Compensation				Awards	Payouts
Name and Principal Position	Year	Salary	Bonus ($)	Other Annual Compensation	Restricted Stock Awards	Options/ SARs	LTIP Payout	All Other Compensation
Jay W. Downs	2002	$120,000	$6,739	-	-	-	-	-
C.E.O. (1)	2001	$120,000	$5,709	-	$60,000	-	-	-

George H. Henderson	2002	n/a	-	-	-	-	-	-
C.E.O. (2)	2001	$90,000	-	-	$40,000	-	-	$50,000
	2000	$ -	-	-	-	-	-	$19,000

David Andrus	2002	$90,000	$6,739	-	-	-	-	-
Vice President	2001	$90,000	$5,709	-	$40,000	-	-	-

__________________________

(1) Jay Downs was appointed as President and C.E.O. in September 2001.  On his appointment, he received a bonus of 750,000 shares of our restricted common stock valued at $0.08 per share.  In 2002, he was granted options for the purchase of 1,250,000 shares of our common stock at an exercise price of $.17 per share which vest in increments of one-third only upon the achievement by the Company of gross sales revenues in a fiscal year of $5 million, $10 million, and $15 million.  In January 2003, he also received the listed bonus payments for 2001 and 2002, which had been accrued.

(2) George Henderson resigned as President and C.E.O. in September 2001.  Upon his resignation, he received a settlement and severance package consisting of $50,000 cash and 500,000 shares of our restricted common stock valued at $0.08 per share.

(3) Dave Andrus was appointed vice-president in September 2001.  Pursuant to his employment agreement, he received a bonus of 500,000 shares of our restricted common stock valued at $0.08 per share.  In 2002, he was granted options for the purchase of 750,000 shares of our common stock at an exercise price of $.17 per share which vest in increments of one-third only upon the achievement by the Company of gross sales revenues in a fiscal year of $5 million, $10 million, and $15 million.  In January 2003, he also received the listed bonus payments for 2001 and 2002, which had been accrued.

Board of Directors

Members of the board of directors are compensated for service at a rate of 1,000 shares of stock per month of service.  In 2002, we issued a total of 82,000 shares to the current directors pursuant to this compensation arrangement as follows:

____________________________________________________________________________________________________________

Jay Downs	15,000 shares

Dave Andrus	15,000 shares

John Runft	6,000 shares

Stewart Hyndman	15,000 shares

John H. Zenger	15,000 shares

Michael McQuade	12,000 shares

Frank Priestley	2,000 shares

Robert E. Crouch	2,000 shares

Two former directors, Robert B. Crouch and Nelson Carter, received 4,000 shares and 6,000 shares, respectively, for their service.

Employment Agreements

Jay Downs signed an employment agreement effective January 2001 for a term of three years at an annual salary of $120,000 per year, with a signing bonus of 350,000 options for the purchase of our common stock at $0.10 per share.  At the filing date of this report, all 350,000 options have been exercised.  The agreement includes provisions for bonus pay based on 1% of gross sales receipts as determined on a quarterly basis.  Accrued bonuses for 2001 and 2002 pursuant to his agreement were paid in January 2003.

David Andrus signed an employment agreement effective July 1, 2001 for a term of three years at an annual salary of $90,000 per year, with a signing bonus of 500,000 shares of our restricted common stock.  The agreement includes provisions for a reasonable automobile allowance and pay based on 1% of gross sales receipts as determined on a quarterly basis.  Accrued bonuses for 2001 and 2002 pursuant to his agreement were paid in January 2003.

On August 25, 2000, we executed a retainer agreement with John L. Runft to act as our legal counsel.  Mr. Runft received a signing bonus of an option to acquire 500,000 shares of our common stock at $0.06 per share.  The options were originally to vest over a three-year period.  At December 31, 2001, the vesting provisions were modified to permit immediate exercise of the remaining unvested options.  At the filing date of this report, all the remaining options have been exercised.

George Henderson, our former president, resigned in September 2001.  His employment agreement was terminated pursuant to a settlement of the balance of our obligations under the agreement.  The settlement consisted of $50,000 cash and 500,000 shares of our restricted common stock.

Stock Option Plans

In November 2002, we adopted the Diatect International Corporation 2002 Stock Option and Award Plan (the "Plan") under which 3,000,000 shares of Common Stock are available for issuance with respect to awards granted to officers, directors, management and other employees of the Company and/or its subsidiaries.  As of December 31, 2002, we had issued options for 2,000,000 shares of Common Stock to officers of the company.  None of these options have become vested and therefore are unexercisable at December 31, 2002.

This Plan superceded the 1995 Stock Option Plan, which was initiated in order to aid the company in maintaining and developing a management team, and also attracting qualified officers and employees.  A total of 3,000,000 shares of stock were subject to, or issued pursuant to the terms of the plan.

We estimate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used during the year ended December 31, 2001: dividend yield of zero percent; expected volatility of thirty percent; risk-free interest rate of six percent.  The weighted average fair value at date of grant for options granted to employees and shareholders in the years ended December 31, 2002 and 2001 was $0.13 and $0.08 per option, respectively.  The following assumptions were used during the year during the year ended December 31, 2002: dividend yield of zero percent: expected volatility of 98.37%; risk-free interest rate of five percent.  Compensation cost charged to operations was $17,279 and $18,890 during the years ended December 31, 2002 and 2001, respectively.

Finance fees charged to other expenses was $66,010 and legal fees charged to operations was $3,985 during the year ended December 31, 2001.

Following is a summary of the status of these performance-based options during the years ended December 31, 2002 and 2001:

	Number of Shares			Weighted Average
	2002 Plan	1995 Plan	Total	Per Share

Outstanding at
December 31, 2000	-	499,304	499,304	$ 0.06
Granted	-	1,100,000	1,100,000	0.13
Exercised	-	(499,304)	(499,304)	0.06
Expired/forfeited	-	-	-	-

Outstanding at
December 31, 2001	-	1,100,000	1,000,000	$ 0.13

Options Exercisable at
December 31, 2001	-	1,100,000	1,100,000	$ 0.13

Weighted average fair value of
options granted during 2001	-	0.08	0.08

Outstanding at
December 31, 2001	-	1,100,000	1,100,000	$ 0.13
Granted	2,000,000	-	2,000,000	0.13
Exercised	-	(600,000)	(600,000)	0.13
Expired/forfeited	-	-	-	-

Outstanding at
December 31, 2002	2,000,000	500,000	2,500,000	$ 0.14

Options Exercisable at
December 31, 2002	-	500,000	500,000	$ 0.13

Weighted average fair value of
options granted during 2002	$ 0.13	$ -	$ 0.13	$ 0.13

	Number of Shares			Weighted Average
	2002 Plan	1995 Plan	Total	Per Share

Exercise Date

On or before December 31, 2004	-	500,000	500,000	$ 0.10

On or before December 31, 2007 and after the Company attaining $5,000,000 in gross annual sales	666,667	-	666,667	0.17

On or before December 31, 2007 and after the Company attaining $10,000,000 in gross annual sales	666,667	-	666,667	0.17

On or before December 31, 2007 and after the Company attaining $17,000,000 in gross annual sales	666,666	-	666,666	$ 0.17

Totals	2,000,000	500,000	2,500,000

The following table gives information about the Company's common stock that may be issued upon the exercise of options under all of the Company's existing stock option plans as of December 31, 2002.

Exercise Price	Number of Options	Weighted Average Exercise Price	Contractual Life (in years)	Number Exercisable	Weighted Average Exercise Price
$ 0.10	500,000	$ 0.10	2.00	500,000	$ 0.10
0.17	666,667	0.17	2.15	-	0.17
0.17	666,667	0.17	3.20	-	0.17
0.17	666,666	0.17	4.42	-	0.17
	2,500,000	$ 0.15	3.01	500,000	$ 0.10

Issuance of Non-Plan Stock Options, Warrants and Common Stock to Officers

During the year ended December 31, 2001, we issued 188,000 shares of its common stock valued at $47,000 to a former officer for back wages, 1,300,000 shares of its common stock valued at $97,500 for services to officers and others and 500,000 shares of its common stock valued at $37,500 as a severance bonus to our former president.  The shares were valued at their fair market value on the date of issuance.  An officer to whom options with a FMV of $55,534 had been previously issued, exercised the options and purchased 499,998 shares of common stock .  The exercise price of the stock of $30,000 was exchanged for accrued legal fees.

During the year ended December 31, 2002, we issued 2,032,880 shares of its common stock valued at $288,029 in payment of services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable.

As of August 1, 2003, the Company had a total of 48,558,936 shares of common stock issued and outstanding, which is the only issued and outstanding voting equity security of the Company.

The following table sets forth, as of August 1, 2003: (a) the names and addresses of each beneficial owner of more than five percent (5%) of the Company's common stock known to the Company, the number of shares of common stock beneficially owned by each such person, and the percent of the Company's common stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares of common stock beneficially owned, and the percentage of the Company's common stock so owned, by each such person, and by all directors and executive officers of the Company as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Title of Class	Name and Position of Officer and Director	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Jay W. Downs, Director/President,	2,161,389	4.45
	Chairman of Board

Common	John L. Runft, Director	2,139,290	4.41

Common	David Andrus, Director, Vice-president	595,000	1.23

Common	Robert Crouch, Director	1,110,864	2.29

Common	M. Stewart Hyndman, Director	271,800	0.56

Common	John H. Zenger, Director	46,000	0.09

Common	Frank Priestley, Director	8,000	-

Common	Michael P. McQuade, Director	654,334	1.35

Common	Margie Humphries, Secretary	78,500	0.16

	All Officers/Directors as a Group (9 persons)	7,065,177	14.54

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as indicated below, and for the periods indicted, there were no material transactions, or series of similar transactions, since the beginning of our last fiscal year, or any currently proposed transactions, or series of similar transactions, to which we are a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any shareholder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

We have notes payable to 29 shareholders totaling $1,968,681 and $1,633,851 as of December 31, 2002 and 2001, respectively.

John L. Runft performs services as our main legal counsel.  Legal services performed by this officer totaled $19,312 and $17,067 for the years ended December 31, 2002 and 2001, respectively, of which $7,377 are included in accounts payable - related party at December 31, 2002.

We have employment contracts to pay our president and vice-president of operations annual compensation in the amounts of $120,000 and $90,000 respectively.  During January 2001, our president received as a signing bonus to acquire 350,000 shares of common stock at an exercise price of $0.10 per share.  Upon his appointment to the position of C.E.O., he received an additional bonus of 750,000 shares of our restricted common stock, valued at $0.08 per share, for additional compensation of $60,000.

Our vice-president also received a signing bonus on his employment agreement of 500,000 shares of our restricted common stock, valued at $0.08 per share, for additional compensation of $40,000.

We also had an employment contract to pay our former president annual compensation of $120,000, which was terminated in September 2001.  As settlement and severance, he received $50,000 cash and 500,000 shares of our restricted common stock, valued at $.08 per share, for additional compensation of $40,000.

In the fiscal year 2001, our president contributed office furniture and equipment valued at $30,320 in exchange for a non-interest bearing convertible note payable.  The note was subsequently converted to 86,629 shares of our common stock valued at $0.35 per share.

Members of our board of directors receive compensation in the form of 1,000 shares of our common stock per month of service.  In 2002, board members were issued shares totaling 82,000 shares for board service.  Two former directors were issued 10,000 shares.

DESCRIPTION OF SECURITIES

General

As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares no par value, per share of common stock of which 48,558,936 shares are issued and outstanding.

The following is a description of our securities taken from provisions of our Articles of Incorporation and by-laws, each as amended.  The following description is a summary and is qualified in its entirety by the above referenced provisions of the Articles of Incorporation and by-laws as currently in effect.

Common Stock

All shares of common stock have one vote and vote together as a single class.  Voting rights are not cumulative, and, therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the Directors.  Upon liquidation, dissolution or winding up, our assets, after the payment of our liabilities, will be distributed pro rata to the holders of the common stock.

Holders of common stock are entitled to share equally in dividends when, as and if declared by our board of directors, out of funds legally available for the payment of dividends.  We have not paid any cash dividends on the common stock, and it is unlikely that any dividends will be declared in the foreseeable future.

Limitation On Liability And Indemnification Matters

Our Articles of Incorporation limit the liability of directors to the maximum extent permitted by California law.  In addition, our bylaws require us to indemnify our directors and officers, and allow us to indemnify our other employees and agents to the fullest extent permitted by law.  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent where indemnification will be required or permitted.  We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.  If we permit indemnification for liabilities arising under the Securities Act to directors, officers or controlling persons under these provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

The following table sets forth, for the respective periods indicated, the prices for our common stock in the over-the-counter market as reported by a weekly reporting service and according to the NASD’s OTC Bulletin Board.  The bid prices represent inter-dealer quotations, without adjustments for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.  At August 1, 2003, our common stock was quoted under the symbol “DTCT” and had a high of $0.19 and a low of $0.13.  All bid prices below have been rounded to the nearest whole cent.

Bid Prices
	High	Low
Fiscal Year Ended December 31, 2003
Second Quarter	$ 0.20	$ 0.12
First Quarter	$ 0.17	$ 0.12

Fiscal Year Ended December 31, 2002
Fourth Quarter	$ 0.20	$ 0.10
Third Quarter	$ 0.34	$ 0.16
Second Quarter	$ 0.39	$ 0.15
First Quarter	$ 0.52	$ 0.29

Fiscal Year Ended December 31, 2001
Fourth Quarter	$ 0.52	$ 0.09
Third Quarter	$ 0.14	$ 0.07

Sales of Unregistered Securities

During the quarter ended December 31, 2002, we issued 206,000 shares of our common stock valued at $19,770 in payment of services provided by the board and for employee year-end bonuses, 615,000 shares of our common stock valued at $84,500 in payment of consulting services, 462,880 shares of our common stock valued at $53,139 for debt settlement, 1,000,000 shares of our common stock for cash of $100,000, and 180,500 shares of our common stock valued at $20,800 as loan incentives.  500,000 of the above shares issued in payment consulting services valued at $50,000 were issued pursuant to a Registration Statement on Form S-8.  All of the remaining above securities have been issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

In November, 2002, we entered into a Common Stock Purchase Agreement with La Jolla Cove Investors, Inc. relating to the sale of 1,000,000 shares of our common stock for a purchase price of $100,000.  The shares were issued in a private placement that was exempt from registration pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended. In connection with the issuance of the foregoing shares we granted La Jolla Cove piggy back registration rights whereupon we agreed that so long as La Jolla Cove owned the shares, we would include the shares in our next registration statement.

On December 27, 2002, we entered into a Securities Purchase Agreement with La Jolla Cove Investors, Inc. relating to the sale of $150,000 in principal amount of an 8% Convertible Debenture due December 27, 2004 and Warrants.  The Debenture was amended on March 18, 2003 and increased by $100,00 in principal amount making the Debenture total $250,000. The Warrants were amended on March 27, 2003 to limit the number of shares issuable upon exercise of the Warrants to 2,500,000 shares of common stock.  The Debenture and the Warrant were each further amended on March 27, 2003 to amend certain terms of conversion and on August 6, 2003 to amend the definitions of “Conversion Price” and certain other defined terms. We have relied upon and will rely upon an exemption provided by Section 4(2) of the Securities Act of 1933, as amended with respect to the issuance of the Debenture, the Warrants and the shares issuable upon conversion of the Debenture and Exercise of the Warrants.  Further, the selling shareholder has represented that it is an “accredited investor” within the meaning of Rule 501 of Regulation D.  Of the 16.000,000 shares covered by this prospectus 15,000,000 are the shares issuable to La Jolla Cove upon conversion of the Debenture and exercise of the Warrants.  Set forth below are the terms of the Debenture and Warrants.

Holders

At August 1, 2003, we had approximately 1,170 shareholders of record based on information provided by our transfer agent.

Dividends

Holders of common stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available for distribution, subject to the dividend and liquidation rights of any preferred stock that may be issued and outstanding. We have not paid any dividends on our Common Stock, and we do not anticipate that we will pay dividends in the foreseeable future.  The future payment of dividends, if any, on the common stock is within the discretion of the Board of Directors and will depend on our earnings, if any, our capital requirements and financial condition, and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

Our founders envisioned establishing a business venture built upon the creation, development, production and marketing of a quality line of natural, environmentally-friendly insecticide products.  We have lacked the financial resources to compete head-to-head with the international corporations that dominate the industry, but regulatory pressures and public concern for the environment have provided opportunities for us to gain a foothold in niche markets. We have researched the markets and acquired product formulations and EPA Labels for them.

In 2001, we reorganized management, relocated administration and production in Heber City, Utah, expanded production capability and hired a marketing team. In 2002, we focused our marketing efforts on sales of our FireAnt product to retail outlets. To date, we have increased our customer base and market awareness of our products, and increased sales and support staff in preparation for major marketing efforts in 2003.

Results of Operations

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues.  We had revenues of $769,600 and cost of sales of $346,301 with a gross profit of $423,299 for the year ended December 31, 2002, compared to revenues of $570,904 and cost of sales of $249,782 with a gross profit of $321,122 for the prior year period.  The increase in revenues and compared to prior year reflects the success of our increased marketing efforts.  We believe the increase in sales is indicative of a positive trend, which we expect to continue through the next fiscal year.  We anticipate that our cost of sales as a percentage of revenues will decrease as our sales volume rises.  However, we believe we will not be able to accurately project our cost of sales as a percentage of revenues until we have established a consistent revenue stream over extended and comparable periods of time.

Operating Expenses.  For our fiscal year ended December 31, 2002, we had total operating expenses of $2,196,077 compared to $1,427,578 for prior year, an overall increase of $768,499.  The overall increase in operating expenses is primarily attributable to increases of other operating expenses of $228,569, royalty expense of $113,623, advertising and promotion expense of $139,939, consulting expense of $85,285, bad debt expense of $110,916, and salaries, wages and benefits of $596,151.  These increases were offset by decreases of $99,369 in executive compensation, depreciation and amortization expenses of $226,443, and distribution expense of $190,918.  The decrease in executive compensation is a result of the restructuring that occurred from 2001 to 2002.  The increase in salaries, wages and benefits expenses is due to a decision to restructure the business strategy for the sales force and maintaining certain administrative duties in-house.  The royalty expense is a fee from the purchase of the “Results and Diatect” product lines from National Diatect in 2000.  The increase in other operating expenses is related to increased sales and production staffing requirements to meet certain marketing demands for our product line.  The increase in consulting fees is due to certain fees spent on our transfer agent and outside help in obtaining investors.  We anticipate that our overall operating expenses may increase in the next twelve months as our sales increase due to additional production and distribution expenses. However, we believe such increases in production and distribution expenses will be offset for corresponding increased sales revenue.

Other Income and Expenses.  Other expenses for the year ended December 31, 2002 totaled $203,319 consisting primarily of interest expense of $406,512 donations of $23,414 and an impairment loss of $27,050, offset by $253,657 in gain from termination of debt. Other Income for the year ended December 31, 2001 totaled $231,210, consisting of $611,252 in gain from termination of debt, offset by interest and finance fees of $355,676, litigation settlement expense of $20,000, and miscellaneous expense of $4,366.

During 2002, we obtained releases of certain contingent liabilities in the amount of $253,657, recorded as gain from termination of debt.  During 2001, a former supplier of ours agreed to write off a balance owed them in the amount of $8,100, and we declared a note payable and the interest accrued thereon as invalid and void, recorded as the $611,252 as gain from termination of debt.

Because we still have a number of claims against us, we expect to continue to incur interest and finance fees and litigation settlement expenses during the upcoming fiscal year. We cannot at this time accurately project what these expenses will be.

We experienced a net loss of $1,976,097 for the year ended December 31, 2002, compared to $1,051,422 for the year ended December 31, 2001.   In 2001 we  experienced product returns due to changes we made in our distribution system which resulted in a loss of $176,176 as an extraordinary item.  The basic loss per share for the year ended December 31, 2002 was $0.05, based on the weighted average number of shares outstanding of 40,673,014 shares. The basic loss per share before extraordinary items in 2001 was $0.03 per share based on the weighted average of 30,824,930 shares outstanding.  We cannot predict at this time whether or not we will experience any gains or losses due to settlement of debt or other matters in the 2003 fiscal year.

Liquidity and Capital Resources

During the year ended December 31, 2002, our liquidity was substantially derived from the issuance of notes payable and the issuance of common stock for cash.  Although revenues increased, cash used in operations far exceeded revenues.  We hope that the next twelve months will prove the effectiveness of our marketing and distribution efforts and anticipate increases in production and sales will bring us closer to profitability.

At December 31, 2002, we had current assets of $2,182,018 consisting of cash of $4,509 cash, cash in escrow of $400,000 restricted for the purchase of our new facility in Heber City, Utah, accounts receivable of $352,643, an employee receivable of $1,270, prepaid interest of $108,048, prepaid expenses of $56,399, and inventories of $1,259,149, and current liabilities of $4,735,981 for a working capital deficit of $2,553,963. At December 31, 2002, we had property, plant and equipment assets totaling $324,637, net of depreciation, and other assets of $1,764,822, consisting primarily of our investment in EPA labels, net of amortization of $1,736,322, plus deposits of $28,500.

Cash used in our operations for the year ended December 31, 2002 was $1,407,399 compared to $934,394 for the prior year.  In 2002 and 2001, our operations were funded primarily by loans, issuance of common stock and sales of our products.

Our cash flow used by investing activities during the year ended December 31, 2002, was $220,746 and paid for the purchase of property, plant and equipment.  In the prior year, cash flows used by investing activities was $134,705, consisting of a deposit of $28,500 on our new facility in Heber City, and $106,205 paid for the purchase of property, plant and equipment.

Our cash flows from financing activities during the year ended December 31, 2002 was $1,631,766, consisting of $254,048 from a line of credit, $722,065 from the sale of common stock, $50,000 payment of a stock subscription and $693,943 from the issuance of notes payable, offset by $2,000 in settlement payments, $7,759 in payments on a lease payable and $78,531 in payments on existing notes. Our cash flows from financing activities during the year ended December 31, 2001 was $1,066,603, consisting of $144,000 from the sale of our common stock and $1,074,000 from the issuance of notes payable, offset by $20,730 in settlement payments and $130,667 in payments on existing notes.

On January 15, 2003, we borrowed $750,000 from George Ann Pope Charitable Trust through a short term note due on July 15, 2003.  The note is secured by an inventory security agreement whereby $0.25 of each dollar of gross proceeds from the sale of inventory is allocated and set aside in a special account for continuing security until the note is paid and bears interest at the rate of 10% per annum.  We issued 375,000 shares of our common stock as additional consideration for the loan.

We believe that in 2003, we will increase revenues from operations as we continue to move from the development stage of our products to a full marketing and sales program.  With our products in the marketplace, we anticipate revenues to offset ongoing expenses.  We are uncertain, however, as to whether there will be sufficient revenue to cover past obligations, therefore, we will continue to attempt to make offers in settlement and compromise on such obligations in an effort to reduce our contingent and other liabilities.

We lack working capital and that affects our ability to effectively market our products.  We believe two of the largest and most important markets for our products are the agricultural and home and garden markets.  When we obtain sufficient working capital, we plan to conduct affordable advertising and maintain a sales force that can effectively reach these markets.  Accordingly, although we anticipate more revenue from the sale of our products than we have received in the past, we will not be as profitable without additional cash to fund our advertising and marketing campaign.

Six Months ended June 30, 2003 compared to June 30, 2002

Revenues. During the six months ended June 30, 2003 and 2002, our revenues were $342,727 and $162,683, respectively, with costs of sales of $156,604 and $66,385 with gross profits of $186,123 and $96,298.  The increase in our revenues in the six months ended June 30, 2003 compared to 2002 can be attributable to market awareness and increased sales staff.  Brand awareness has been very promising for future growth of Diatect’s Results Brands.

 We feel the 211 percent increase in revenues for the six months period ended June 30, 2003 compared to the same periods in the proceeding year is indicative of our future prospects for the balance of the fiscal year.

Operating Expenses.  For the six months ended June 30, 2003 and 2002, total operating expenses were $1,430,035 and $1,130,841, respectively, for total operating losses of $1,243,912 and $1,034,543.

The operating expenses for the six months ended June 30, 2003 were slightly higher than the prior year period for a number of reasons.  We continue to market and advertise our products heavily in the southern region and in doing so, we had a large increase in salaries, wages and benefits of $318,754, which is attributed to increased sales and administrative staffing needed to meet current demands.  The majority of this increase is related to the increased frequency of shipping, promotions and advertising (especially due to increased marketing efforts), as well as additional consulting and travel expenses related to those marketing efforts.  The company has also taken a conservative stance to account for related bad debts.

Other Income and Expenses.  Other income/expenses showed a loss of $1,732,703 and $1,186,524, respectively, for the six months ended June 30, 2003 and 2002.  Interest expense was the primary component of other expenses for the respective periods and was higher in 2003 due to increased borrowing and debt service.

In the second quarter of 2003, we requested the return of product from a class of customers, (Future Farmers of America chapters in the State of Texas) therefore we had some concerns regarding inappropriate product storage conditions by customers and the related expected impact on product efficiency.  Therefore, upon receipt of this product, the Company recorded a loss on distribution and product returns of $141,172.

For the six months ended June 30, 2003 and 2002, we had net losses of $1,732,703 and $1,186,524 and loss per share was $0.04 and $0.03, respectively.

Liquidity and Capital Resources

In the six months ended June 30, 2003, our liquidity was substantially derived from the issuance of notes payable and the issuance of common stock for cash.  Cash used in operations far exceeded revenues.  We hope that the remainder of the fiscal year will demonstrate the effectiveness of our marketing and distribution efforts and we continue to anticipate increases in market development and sales, which will bring us closer to profitability.

At June 30, 2003, we had current assets of $1,348,110, consisting primarily of accounts receivable of $137,288, prepaid interest of $18,532, and $1,149,565 in inventory.  We had current liabilities of $4,943,020, consisting primarily of accounts payable of $1,148,340, a line of credit of $114,299, interest payable of $433,402, and current notes payable of $2,613,020, plus other accrued liabilities of $233,192, and other long term debt of $847,000, consisting of the mortgage note payable for the purchase of our facilities.  Accordingly, we have a working capital deficit of $3,594,910.  At June 30, 2003, we had property, plant and equipment totaling $1,168,501, net of depreciation, and other assets of $1,736,322, consisting primarily of our investment in EPA labels.

Cash used in operations for the quarter ended June 30, 2003 was $478,029.  In 2003, our operations have been funded primarily by proceeds from notes payable.

Cash used by investing activities for the quarter ended June 30, 2003 totaled $43,984 for the purchase of property plant, and equipment.

Cash flows from financing activities for the quarter ended June 30, 2003 totaled $519,726, consisting of cash received from the sale of common stock, proceeds from newly issued notes payable, offset by payments on previously issued notes payable and line of credit.  Non-cash financing activities included the issuance of common stock for notes payable, interest, issuance of debt for accounts payable and securing a mortgage for our facilities totaling $1,709,507, and issuance of common stock for services totaling $89,550.

As a result of our past production increase and delays in scheduled shipments, we currently have over 677,556 finished product units with a potential wholesale value of over $3.9 million. We are continuing to market our products into the wholesale; retail and commercial outlets which is expected to continue to absorb the excess inventory.

During the balance of fiscal year 2003, we may seek working capital from several sources, including the equity markets and private investors.

We believe that in the remainder of fiscal 2003, we will increase revenues from operations as we continue to move from the development stage of our products to a full marketing and sales program.  We have initiated an aggressive marketing campaign to the thousands of small retail stores within Southern region.  With our current inventory and our ability to manufacture 60,000 plus units per day, we believe we can rapidly meet the potential demand for large quantities of our products.

We believe two of the largest and most important markets for our products are the agricultural and home and garden markets.  When we obtain sufficient working capital, we plan to conduct affordable advertising and maintain a sales force that can effectively reach these markets.  Accordingly, although we anticipate more revenue from the sale of our products than we have received in the past, we will not be as profitable without additional cash to fund our advertising and marketing campaign.

Impact of Inflation

We do not anticipate that inflation will have a material impact on our current or proposed operations.

Seasonality

We have not experienced significant variations in sales of products attributable to seasonal factors.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our certified public accountants with respect to accounting practices or procedures or financial disclosure.

LEGAL PROCEEDINGS

Pending Litigation

Sloan, Listrom, Eisenbarth, Sloan & Glassman, LLC

In November 1999, the Company's former legal counsel was awarded a default judgment against the Company in the amount of $42,166 plus post-judgment interest.  This judgment remains outstanding and unpaid and is included as a liability on the Company's balance sheet in settlements payable at December 31, 2002 and 2001 in the amount of $40,166.

Ogilvy, Adams & Rinehart

Ogilvy, Adams & Rinehart (Ogilvy) obtained a judgment against Diatect on November 1, 1995 in the sum of $24,346.  The entire judgment amount plus attorney's fees and interest thereon is approximately $36,000 and has been included on the Company's balance sheet in settlements payable at December 31, 2002 and 2001.  Since mid-1996, there has been no communication with the plaintiff or its attorneys, nor has the plaintiff made any attempt to satisfy or settle this case.  The Company plans to negotiate a settlement of this obligation during 2003.

L. Craig Hunt

L. Craig Hunt brought action on January 14, 1998 against Diatect for damages and breach of contract on a promissory note for the sum of $42,750 plus interest, penalties and attorney's fees.  Judgment against Diatect International Corp. was rendered on February 1, 1999 in the sum of $61,543.  This judgment is presently outstanding and unpaid.  At December 31, 2002 and 2001, $60,543 is included in settlements payable in these financial statements.  To date, plaintiffs have made no attempt to collect on this judgment.

Iver J. Longeteig

Mr. Longeteig is pursuing a claim outside of the Future Title/White Mountain Group.  Mr. Longeteig claims an outstanding note for $23,887 plus interest accrued thereon.  Mr. Longeteig filed a notice of intent to apply for a default judgment, in Boise, Idaho.  The Company did not answer the complaint and as a result a potential default judgment is possible.  At the current time, Mr. Longeteig has been paid $14,488, and is forbearing until such time as Diatect resolves the issue of the original claim.

EXPERTS

The financial statements included in the Prospectus have been audited by Williams & Webster, P.S., independent certified public accountants to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Loeb & Loeb, LLP, Los Angeles has passed upon the validity of the securities being offered hereby.

DIATECT INTERNATIONAL CORPORATION

FINANCIAL STATEMENTS

December 31, 2002 and June 30, 2003 (unaudited)

DIATECT INTERNATIONAL CORPORATION

AUDITED ANNUAL FINANCIAL STATEMENTS

December 31, 2002

Board of Directors

Diatect International Corp.

Heber City, UT

Independent Auditor’s Report

We have audited the accompanying consolidated balance sheets of Diatect International Corp. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Diatect International Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2, the Company has significant operating losses, negative equity, unsatisfied collection judgments and delinquencies in repaying its debt obligations.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters also are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Williams & Webster, P.S.

Williams & Webster, P.S.

Certified Public Accountants

Spokane, Washington

March 28, 2003

DIATECT INTERNATIONAL CORP.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
CURRENT ASSETS
Cash	$ 4,509	$ 888
Cash in escrow	400,000	400,000
Accounts receivable	352,643	202,660
Employee receivable	1,270	-
Prepaid interest	108,048	154,019
Prepaid expenses	56,399	26,804
Inventories	1,259,149	109,332

Total Current Assets	$ 2,182,018	$ 893,703

PROPERTY, PLANT AND EQUIPMENT
Mining property	940	540
Building	-	23,501
Furniture & equipment	420,839	185,180
Less accumulated depreciation	(97,142)	(38,338)

Total Property, Plant and Equipment	324,637	170,883

OTHER ASSETS
Deposits	28,500	28,500
Goodwill	-	27,050
Investment in EPA labels, net of amortization	1,736,322	1,736,322

Total Other Assets	1,764,822	1,791,872

TOTAL ASSETS	4,271,477	2,856,458

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$ 1,400,610	$ 259,459
Accounts payable – related parties	37,710	-
Bank overdraft	-	22,268
Lease payable – current	18,067	-
Lines of credit	351,048	97,000
Interest payable	310,434	288,928
Other accrued liabilities	304,574	16,051
Settlements payable	181,357	214,693
Notes payable	2,132,181	1,703,914

Total Current Liabilities	4,735,981	2,602,313

LONG-TERM DEBT
Lease payable – net of current portion	3,392	-

COMMITMENTS AND CONTIGENCIES	134,739	461,605

STOCKHOLDERS’ DEFICIT
Common stock, no par value; 100,000,000 shares authorized;
45,013,414 and 36,928,161 shares issued and outstanding respectively	14,971,327	13,391,574
Common stock subscribed	(20,000)	(70,000)
Stock options	36,070	84,901
Accumulated deficit	(15,590,032)	(13,613,935)

Total Stockholders’ Deficit	(602,635)	(207,460)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$ 4,271,477	$ 2,856,458

The accompanying notes are an integral part of these financial statements.

DIATECT INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001

REVENUES	$ 769,600	$ 570,904

COST OF SALES	346,301	249,782

GROSS PROFIT	423,299	321,122

OPERATING EXPENSES
Salaries, wages and benefits	668,306	72,155
Executive compensation	310,568	409,937
Consulting	170,431	85,146
Depreciation and amortization	69,534	295,977
Legal and professional fees	167,215	156,469
Distributor expenses	-	190,918
Advertising and promotion	139,939	-
Royalties	113,623	-
Bad debts	110,916	-
Other operating expense	445,545	216,976

Total Operating Expenses	2,196,077	1,427,578

OPERATING LOSS	$ (1,772,778)	$ (1,106,456)

OTHER INCOME (EXPENSES)
Gain from termination of debt	253,657	611,252
Interest and finance fees	(406,512)	(355,676)
Litigation settlement	-	(20,000)
Donations	(23,414)	-
Impairment loss	(27,050)	-
Miscellaneous	-	(4,366)

Total Other Income (Expenses)	(203,319)	231,210

LOSS BEFORE EXTRAORDINARY ITEMS	(1,976,097)	(875,246)

EXTRAORDINARY ITEMS
Product returns, distribution system changes	-	(176,176)

Total Extraordinary Items	-	(176,176)

LOSS BEFORE INCOME TAXES	(1,976,097)	(1,051,422)

INCOME TAXES	-	-

NET LOSS	$ (1,976,097)	$ (1,051,422)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED
Net loss before extraordinary items	$ (0.05)	$ (0.03)
Net loss from extraordinary items	-	-

NET LOSS PER COMMON SHARE	$ (0.05)	$ (0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING,
BASIC AND DILUTED	40,673,014	30,824,930

The accompanying notes are an integral part of these financial statements.

DIATECT INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Shares	Amount	Stock Options	Common Stock Subscribed	Accumulated Deficit	Total

Balances as of December 31, 2000	28,716,073	$ 12,260,630	$ 51,370	$ -	$ (12,562,513)	$ (250,513)

Issuance of shares for debt at $0.15 to $0.25 per share	1,408,343	266,619	-	-	-	266,619

Issuance of shares for guarantee of debt and line of credit at $0.07 to $0.50 per share	2,107,500	196,550	-	-	-	196,550

Issuance of shares for cash at $0.10 to $0.12 per share	400,000	44,000	-	-	-	44,000

Issuance of shares in settlement of salary claim at $0.25 per share	188,000	47,000	-	-	-	47,000

Issuance of shares for consulting at $0.08 per share	50,000	3,750	-	-	-	3,750

Issuance of shares to officers for services at $0.08 per share	1,250,000	93,750	-	-	-	93,750

Issuance of shares for settlement of distributor agreement and severance agreement at $0.08 per share	1,000,000	75,000	-	-	-	75,000

Issuance of shares for cash and receivable at $0.10 to $0.25 per share	800,000	170,000	-	(70,000)	-	100,000

Issuance of shares for payment of accounts payable at $0.21 per share	200,000	41,035	-	-	-	41,035

Issuance of shares for payment of legal fees and exercise of options at $0.06 per share	499,998	85,354	(55,354)	-	-	30,000

Issuance of shares to officers for payment of accrued legal fees and debt at $0.35 per share	308,247	107,886	-	-	-	107,886

Issuance of shares to officer as bonus for contract	-	-	18,890	-	-	18,890

Options granted to stockholder for financing and extension of options to officer	-	-	69,995	-	-	69,995

Net loss for the year ended, December 31, 2001	-	-	-	-	(1,051,422)	(1,051,422)

Balances as of December 31, 2001	36,928,161	$ 13,391,574	$ 84,901	$ (70,000)	$ (13,613,935)	$ (207,460)

Issuance of stock for cash at $0.20 to $0.30 per share	2,945,260	572,065	-	-	-	572,065

Issuance of shares for cash at $0.25 per share and exercise of options	600,000	216,110	(66,110)	-	-	150,000

Issuance of stock for debt and interest at $0.10 to $0.35 per share	2,507,113	503,549	-	-	-	503,549

Issuance of stock to officers, directors, employees, consultants and others for services at $0.10 to $0.35 per share	2,032,880	288,029	-	-	-	288,029

Payment of stock subscription	-	-	-	50,000	-	50,000

Options granted to officers as contract bonus	-	-	17,279	-	-	17,279

Net loss for the year ended December 31, 2002	-	-	-	-	(1,976,097)	(1,976,097)

Balance as of December 31, 2002	45,013,414	$ 14,971,327	$ 36,070	$ (20,000)	$ (15,590,032)	$ (602,635)

The accompanying notes are an integral part of these financial statements.

DIATECT INTERNATIONAL CORP.

CONSOLIDATED CASH FLOW STATEMENTS

Years Ended December 31, 2002 and 2001

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (1,976,097)	$ (1,051,422)
Adjustments to reconcile net loss to net cash used by operating activities:
Gain from debt termination	(253,657)	(611,252)
Depreciation and amortization	69,534	295,977
Impairment loss	27,050	-
Donation of building	23,284	-
Issuance of stock for services	288,029	182,000
Issuance of stock options for services	17,279	18,890
Issuance of stock options for financing	-	66,010
Extension of options to officer for services	-	3,984
Issuance of stock for finance charges and interest	95,242	76,175
Issuance of stock for distributor expense	-	37,500
Issuance of note payable for distributor expense	-	50,000
Litigation settlement	-	20,000
Distributor expenses paid from deposits	-	150,000
Notes and settlement gains charged to operations	-	763,591
Changes in assets and liabilities:
Cash in escrow	-	(400,000)
Accounts receivable	(149,983)	(144,646)
Employee receivable	(1,270)	-
Prepaid interest	67,221	8,906
Prepaid expenses	(29,595)	10,696
Inventories	(1,149,817)	14,643
Accounts payable	1,168,611	24,588
Accounts payable – related parties	37,710	(30,795)
Bank overdraft	(22,268)	22,268
Deposit payable	-	(20,000)
Interest payable	92,805	(436,537)
Other accrued liabilities	288,523	15,030

NET CASH FLOWS USED BY OPERATING ACTIVITIES	(1,407,399)	(934,394)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits paid	-	(28,500)
Purchase of property, plant and equipment	(220,746)	(106,205)

NET CASH FLOWS USED BY INVESTING ACTIVITIES	(220,746)	(134,705)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$ 254,048	$ -
Issuance of common stock for cash	722,065	144,000
Payment of stock subscription	50,000	-
Payments on settlements	(2,000)	(20,730)
Payments on lease payable	(7,759)	-
Net payment of notes payable	(78,531)	(130,667)
Net proceeds from notes payable	693,943	1,074,000

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,631,766	1,066,603

NET INCREASE (DECREASE) IN CASH	3,621	(2,496)

CASH AT BEGINNING OF YEAR	888	3,384

CASH AT END OF YEAR	$ 4,509	$ 888

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Interest expense paid	$ 3,248	$ 32,177

	$ -	$ -

NON-CASH FINANCING ACTIVITIES:
Issuance of common stock for prepaid finance charges	$ 21,250	$ 120,375
Issuance of common stock for services	$ 288,029	$ 182,000
Issuance of common stock for forbearance of notes payable finance charges and interest	$ 51,700	$ 76,175
Issuance of stock options for services	$ 17,279	$ 18,890
Issuance of common stock for debt and interest	$ 430,594	$ 445,540
Issuance of common stock for settlement of distributor agreement	$ -	$ 37,500
Issuance of note payable for distributor expense	$ -	$ 50,000
Issuance of stock options for financing	$ -	$ 66,010
Issuance of note payable for prepaid expenses	$ 50,000	$ -
Issuance of note payable for furniture and equipment	$ -	$ 30,320
Extension of stock options for services	$ -	$ 3,984
Donation of building	$ 23,284	$ -
Equipment financed with lease	$ 25,826	$ -

The accompanying notes are an integral part of these financial statements.

DIATECT INTERNATIONAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Diatect International Corp. (formerly Applied Earth Technologies, Inc.) (formerly San Diego Bancorp) was incorporated in California in 1979 as a bank holding corporation.  During 1986, the Company liquidated its subsidiaries and became a dormant "shell" corporation.

On August 22, 1996, the Company changed its name from San Diego Bancorp to Applied Earth Technologies, Inc. to better reflect the Company's principal business activities, which primarily consist of developing and marketing pesticide products.  The Company later became informed that another corporation already had been authorized to use the name Applied Earth Technologies, Inc. and approval of this name had been granted in error.  In response to this information, the Company changed its name to Diatect International Corp. ("Diatect" or "the Company") on June 5, 1998.

The Company's wholly owned subsidiaries consist of Enviro_Guard Corporation, Diatect International, Inc. and D.S.D., Inc.  The Company's subsidiaries are inactive.

Magic International, Inc.

On May 24, 1999, the Company entered into an agreement to purchase Magic International, Inc. ("Magic") in exchange for $3,000 cash, effective payment of an outstanding obligation in the amount of $4,050 and 200,000 shares of Diatect International Corporation's common stock.  This transaction was valued at $27,050.  At the time of the transaction, the authorized level of the Company's capitalization did not permit an issuance of 200,000 shares of stock. The Company increased its authorized capital, issued the aforementioned stock and finalized the acquisition in March 2000, at which time Magic became a wholly owned subsidiary.  During 2002, the Company recognized an impairment write_off of $27,050 since Magic had become dormant.  Magic was subsequently transferred to IXG.  See Note 14.

National Diatect, Inc.

In July 2000, the Company signed a letter of intent to purchase the inventory of National Diatect, Inc. in a transaction which requires the issuance of 400,000 shares of the Company's common stock, payment of future royalties in the amount of $120,000 payable at the rate of $0.10 per pound of certain products and assumption of a note payable in the amount of $110,000 (bearing interest at 12% and collateralized by inventory and equipment).  The Company has issued 400,000 shares and the agreement has been ratified by the board of directors to a mutually agreed upon reduced note payable balance of $70,419.  The balance owing on this note is $43,306 as of December 31, 2002.  See Note 13.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Diatect International Corp. is presented to assist in understanding the Company's financial statements.  The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.  These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of the intercompany accounts and transactions.  Wholly owned subsidiaries of the Company are listed in Note 1.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment (or short_term debt) purchased with original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts.  On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, bases on a history of past write_offs and collections and current credit conditions.

The Company reserves the right to accrue interest on trade receivables 30 days after invoice date.  A receivable is considered past due if payments have not been received by the Company for 30 days.  At that time, the Company will contact the account representative with a payment reminder.  A second contact with warning of collection procedures will follow if payment has not been received by the Company for 60 days.  If payments still have not been received by the Company for 90 days, a third contact will be made with a response required within two weeks from the contact date.  If no response is received pursuant to the third contact, the account will be turned over for collection.

Inventories

Inventories consist primarily of packaging materials, raw materials and finished product and are valued at the lower of cost (first in, first out) or market.

Property and Equipment

Property, plant and equipment are stated at cost including the allocable purchase price applicable to the respective assets of purchased subsidiaries.  All expenditures for improvements, replacements and additions are added to the asset accounts at cost. Expenditures for normal repairs and maintenance are charged against earnings as incurred.  The cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the statements of operations when depreciable assets are retired or otherwise disposed.  Depreciation is provided for by the use of straight_line and accelerated methods over the estimated useful lives of the assets.  Depreciation expense for the years ended December 31, 2002 and 2001 was $69,534 and $12,765, respectively.  Depletion is computed using the unit_of_production method, for any mining property placed in production.  At December 31, 2002, the Company has no mining properties in production.

Goodwill

Goodwill represents the excess of the purchase price and related direct costs over the fair value of net assets acquired as of the date of the acquisition.  The Company periodically reviews its goodwill to assess recoverability based on projected undiscounted cash flows from operations.  Impairments are recognized in operating results when a permanent diminution in value occurs.  Goodwill was fully impaired during 2002.

Intangible Assets

Prior to 2002 most intangible assets are amortized over the remaining useful life on a straight_line basis, which range from 15 to 17 years.  EPA labels were amortized on a straight_line basis over a 15_year life, commencing with the beginning of product sales.  Amortization expense for the year ending December 31, 2001 was $283,212. On January 1, 2002, the Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 resulted in an increase in net income of approximately $280,000 during the year ended December 31, 2002.

Basic and Diluted Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year.  The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding. Outstanding options were not included in the computation of net loss per share because they would be antidilutive.

Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes."  Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year_end.  A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At December 31, 2002, the Company had net deferred tax assets of approximately $5,224,470, principally arising from net operating loss carryforwards for income tax purposes based on an average tax rate of 34%.  SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.  At December 31, 2002, a valuation allowance for $2,320,825 of the net deferred tax asset was recorded because of uncertainties as to the amount of taxable income that will be generated in future years.  In 2002, management determined that it was more likely than not that future taxable income would be sufficient to enable the Company to realize a portion of its deferred tax assets attributable to the issuance of stock options for services.

At December 31, 2002, the Company has net operating loss carryforwards of approximately $15,000,000, which expire in the years 2011 through 2022.

Shipping and Handling Fees and Costs

The Emerging Issues Task Force ("EITF") issued EITF No. 00_10, "Accounting for Shipping and Handling Fees and Costs", which was adopted during fiscal 2001.  The impact of adopting EITF No. 00_10 was to increase revenues and cost of sales by approximately $90,496 and $25,543 in the years ended December 31, 2002 and 2001 respectively.  All amounts in the accompanying consolidated statements of operations have been reclassified for the year ended December 31, 2001 to reflect this adoption.

Revenue Recognition Policy

Revenues from sales of product are recognized when the product is shipped.  The customer may return the product at any time and receive credit for the full amount, however, the customer must pay the shipping fees to return the product.

Product Warranties

The Company sold the majority of its products to distributors along with replacement warranties.  Warranty expense is included in cost of sales.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. Due to the existence of a relatively high employee turnover rate, it is impractical to estimate the amount of compensation for future absences.  Accordingly, no liability has been recorded in the accompanying financial statements.  The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments

The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, advances to affiliate, trade accounts receivable, investment in securities available_for_sale, restricted cash, accounts payable and accrued expenses and short_term borrowings.  All instruments other than the investment in securities available_for_sale are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2002.  The Company has no investment in securities available_for_sale at December 31, 2002.

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities _ Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001.  These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At December 31, 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Segment Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during 2001. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available, evaluated regularly by the chief operating decision makers, or a decision making group, in deciding how to allocate resources and in assessing performance.

Going Concern

As shown in the financial statements, the Company incurred a net loss of $1,976,097 for the year ended December 31, 2002 and has an accumulated deficit of $15,590,032 at December 31, 2002.  (This equates to a potential NOL tax carryforward of approximately $15,000,000.)

The Company recently received a purchase order from a major new customer and ramped up production to meet the demand.  Because the customer has asked for a delay in shipment, this has given Diatect excess inventory.  Upon shipment, the Company expects to improve working capital, increase its profitability and stockholders' equity and commence repayment of its debt obligations.

Without greatly increased sales, the Company may be unable to continue in existence.  The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue existence.

Management's plans for ensuring the Company's continued viability are based on an aggressive, direct and indirect marketing program to all of the major independent U.S. hardware chains (Ace, TrueValue, DoItBest, Handy Hardware) in addition to increased emphasis on big box accounts and niche markets.

Management's plans include increased product placement and sales, and the sale of new common stock issuances, which are expected to raise the capital needed to satisfy collection judgments and repay debt obligations.

Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146").  SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.  SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one_time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred_compensation contract.  SFAS No. 146 was issued in June 2002 and is not yet effective.  The impact on the Company's financial position or results or operations from adopting SFAS No. 146 has not been determined.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 44, 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (hereinafter "SFAS No. 145"), which updates, clarifies and simplifies existing accounting pronouncements.  FASB No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded.  As a result, FASB No. 64, which amended FASB No. 4, was rescinded, as it was no longer necessary.  FASB No. 44, Accounting for intangible Assets of Motor Carriers, established the accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980.  Since the transition has been completed, FASB No. 44 is no longer necessary and has been rescinded.  SFAS No. 145 amended FASB No. 13 to eliminate an inconsistency between the required accounting for sale_leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale_leaseback transactions.  The Company adopted SFAS No. 145 and does not believe that the adoption will have a material effect on the financial statements of the Company at December 31, 2002.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long_Lived Assets" ("SFAS No. 144").  SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long_Lived Assets and for Long_Lived Assets to Be Disposed Of."  This new standard establishes a single accounting model for long_lived assets to be disposed of by sale, including discontinued operations.  Statement 144 requires that these long_lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.  This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged.  The Company adopted SFAS 144 and the adoption did not impact the financial statements of the Company at December 31, 2002.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143").  SFAS No. 143 establishes guidelines related to the retirement of tangible long_lived assets of the Company and the associated retirement costs.  This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long_lived assets.  This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application encouraged.  The Company adopted SFAS No. 143 which does not impact the financial statements of the Company at December 31, 2002.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 provides for the elimination of the pooling_of_interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. An early adoption provision exists for companies with fiscal years beginning after March 15, 2001. On January 1, 2002, the Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 resulted in an increase in net income of approximately $280,000 in fiscal 2002. The Company is currently evaluating the impact of the transitional provisions of the statement.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."  This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.  SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000, and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.  The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

New Accounting Pronouncements

In December 2002, the "FASB" Financial Accounting Standards Board, issued "SFAS" Statement of Financial Accounting Standards, No. 148, Accounting for Stock_Based Compensation _ Transition and Disclosure".  SFAS 148 amends SFAS 123, Accounting for Stock_Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock_based employee compensation.  In addition, the statement amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock_based employee compensation and the effect of the method used on reported results.  The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002.  As the Company accounts for stock_based compensation using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employee's", the adoption of SFAS 148 has no impact on the Company's financial condition or results of operations.

NOTE 3 - INVENTORIES

Inventories at December 31, 2002 and 2001 consist of the following:

	2002	2001

Raw Materials	$ 78,169	$ 32,813
Packing Material	12,874	-
Finished Goods	1,168,106	76,519
Total	$ 1,259,149	$ 109,332

NOTE 4 _ INVESTMENT IN EPA LABELS

The Company has acquired five product registrations ("labels") approved by the U.S. Environmental Protection Agency granting federal clearance to manufacture, market and sell specified insecticide products.  Included are: No. 42850_1 for use against flies, roaches, ants, etc., in and around homes and commercial buildings; No. 42850_2 for use in grain storage; No. 42850_3 for use against fleas, ticks and lice on pets; No. 42850_4 for use against over 60 insects on over 130 edible crops and plants; and No. 42850_5 (approved November 23, 1999) for use in the organic market to control all major pest problems.

NOTE 5 _ NOTES PAYABLE

All of the Company's notes payable are considered short_term.  At December 31, 2002 and 2001, notes payable consisted of the following:

Creditor and Conditions

	2002	2001

Jeffrey Linabery, unsecured, interest at 14%, due on demand	$ 7,500	$ 7,500

David Russell, (a shareholder of the Company), unsecured, interest at 10%, due on demand	-	15,000

David Russell, (a shareholder of the Company), unsecured, interest at 8%, due on demand	-	25,000

David J. Black, (a shareholder of the Company), unsecured, interest at 10%, dated August 5, 1997, due on demand	20,000	20,000

Greg Cloward, (a shareholder of the Company), unsecured, interest at 15%, dated January 6, 1997, due on demand	251,000	251,000

David N. Sim, (a shareholder of the Company), unsecured, interest at 15%, dated October 1, 1999, due on December 31, 1999, delinquent	6,500	6,500

Shining Star Investment, Inc., a Nevada corporation, (a shareholder of the Company), unsecured, interest at 14%, dated July 14, 1995, due December 31, 1995, delinquent	5,239	5,239

Hopper Asset Management Company, conditionally secured by 50,000 shares Diatect International Corporation common stock, interest at 15%, dated May 22, 1998 due May 5, 1999	-	10,000

Jack S. Stites, (a shareholder of the Company), unsecured, interest at 15%, dated September 1, 1999, due on December 31, 1999, delinquent	8,800	8,800

Hopper Asset Management Company, unsecured, interest at 15%, dated June 19, 1999, due on December 31, 1999	-	50,000

D.N. Sim, (a shareholder of the Company), unsecured, interest at 10%, dated January 4, 2000, due on May 4, 2000, delinquent	2,500	2,500

Robert L. Drake and Sandra K Drake, (shareholders of the Company), secured by sale of inventory, interest at 12%, dated July 12, 2000, due on July 12, 2001, delinquent	43,306	62,445

George H. Henderson, (a shareholder of the Company), unsecured, interest at 10%, dated April 14, 2000, due on December 31, 2000, amended on September 20, 2001, payable in principal installments of $5,000 per month commencing January 15, 2002, delinquent	40,000	40,000

Johnny and Jack Stites, (shareholders of the Company), unsecured, interest at 10%, dated February 25, 2000, due on May 1, 2000, delinquent	20,000	20,000

K & R “Stuff” LC, unsecured, interest at 12%, dated August 22, 2000, due on August 22, 2001, renewed on November 22, 2001, convertible to 232,000 shares of the Company’s common stock on demand, due August 22, 2002	-	58,000

Joseph E. Pigg, Jr., unsecured, interest at 10%, dated September 25, 2000, due on September 25, 2001, delinquent	10,000	10,000

Robert B. Crouch, (officer and shareholder of the Company), unsecured, interest at 12%, dated November 16, 2000, due on demand	-	2,610

Jack Stites, (a shareholder of the Company), unsecured, interest at 12%, dated December 22, 2000, due on demand	3,000	3,000

Venture Creations, Inc., (shareholders of the Company), unsecured, interest at 10%, dated September 20, 2001, due on October 1, 2003	50,000	50,000

Gary Hansen, (shareholder of the Company), unsecured, interest at 12%, dated July 24, 2001 due on October 24, 2001	-	20,000

RCK, LLC, (a shareholder of the Company), unsecured, interest at 12%, dated September 28, 2001, due on demand	600,000	600,000

Ed L. Shannon, Jr. and Bruce L. Shannon, (shareholders of the Company), unsecured, interest at 12%, dated August 1, 2002, delinquent	200,000	200,000

Robinson Faily, LLC, (shareholders of the Company), unsecured, interest at 12%, dated April 1, 2001, due on April 1, 2002, delinquent	106,000	106,000

Ronald Davis, (a shareholder of the Company), unsecured, interest at 12%, dated December 28, 2001, due on June 28, 2002, delinquent	-	25,000

Kyle Baird, (a shareholder of the Company), unsecured, interest at 12%, dated November 26, 2001, due on March 26, 2002	-	25,000

Max Burdick, (a shareholder of the Company), unsecured, interest at 12%, dated November 26, 2001, due on March 1, 2002	-	30,000

Richard Humphries, (a shareholder of the Company), unsecured, interest at 12%, dated October 1, 2001, due on April 1, 2002	-	10,000

Jay Downs, (an officer and shareholder of the Company), unsecured, interest at 12%, dated October 1, 2001, due on April 1, 2002	-	30,320

Kyle Baird, (a shareholder of the Company), unsecured, interest at 10%, dated July 5, 2002, due September 30, 2002, delinquent	74,000	-

Ronald Davis, (a shareholder of the Company), unsecured, interest at 10%, dated July 10, 2002, due on December 31, 2002, delinquent	79,250	-

Amanda Wright, unsecured, interest at 10%, dated January 11, 2002, due on July 11, 2002, delinquent	10,000	-

Marelko L.C., (a shareholder of the Company), unsecured, interest at 12%, dated April 3, 2002, due on July 3, 2002, deliquent	40,000	-

Jack Stites, (a shareholder of the Company), secured by collateral assignment to collectible accounts receivables, interest at 12%, dated June 19, 2002, due on August 18, 2002, delinquent	40,000	-

Jeffrey Matthews, (a shareholder of the Company), unsecured, interest at 8%, dated April 24, 2002, due on July 20, 2002, delinquent	10,403	-

Hyrum L. & Helen Mae Andrus, (shareholders of the Company), interest at 8%, dated April 24, 2002, due on June 24, 2002, delinquent	36,002	-

Brent J. Larsen, (a shareholder of the Company), unsecured, interest at 10%, convertible to common stock at any time after July 18, 2002, dated July 17, 2002, due on October 17, 2002, delinquent	50,000	-

Scot & Jan Lythgoe, (shareholders of the Company), unsecured, interest at 10%, convertible to common stock at any time after August 22, 2002, dated August 21, 2002, due on November 21, 2002, delinquent	30,000	-

Keven Jensen, (a shareholder of the Company), unsecured, interst at 10%, convertible to common stock from October 1, 2002 through April 30, 2003, dated September 30, 2002, due on April 30, 2003	12,500	-

David L. or Eileen S. Russell, (shareholders of the Company), unsecured, interest at 10%, convertible to common stock from October 2, 2002 through April 2, 2003, dated October 1, 2002, due on demand	25,000	-

Orion B & Sue Bishop, (shareholders of the Company), unsecured, interest at 10%, convertible to common stock from October 16, 2002 through April 15, 2003, due on April 15, 2003	12,500	-

Jerry Sink, (a shareholder of the Company), unsecured, interest at 10%, convertible to common stock from October 5, 2002 through April 4, 2003, dated October 4, 2002, due on April 4, 2003	25,000	-

Jerry Sink, (a shareholder of the Company), unsecured, interest at 10%, convertible to common stock from October 23, 2002 through April 22, 2003, dated October 22, 2002, due on April 22, 2003	12,500	-

Brian S. and Roxanne R. Clark, (shareholders of the Company), unsecured, interest at 10%, convertible to common stock from October 31, 2002 through April 30, 2003, dated October 30, 2002, due on April 30, 2003	8,111	-

John H. and Holly Zenger, (shareholders of the Company), unsecured, interest at 10%, convertible to common stock from November 16, 2003 through March 15, 2002, due on March 15, 2003	25,000	-

La Lolla Cove Investors. Inc., (a shareholder of the Company), unsecured, interest at 8%, convertible to common stock, dated December 27, 2002, due on demand	150,000	-

David J. Stecher, (a shareholder of the Company), unsecured, interest at 15%, dated December 18, 2002, due on March 19, 2003	18,070	-

Total	$ 2,132,181	$ 1,703,914

NOTE 6 _ LINES OF CREDIT

At December 31, 2002 and 2001, the Company had $97,000 borrowed on an outstanding line of credit.  The line of credit was extended to the Company by a shareholder utilizing his personal line of credit.  This credit facility is unsecured, has no stated maturity, and bears interest at 12%.

At December 31, 2002, the Company had $3,821 borrowed on an automatic line of credit with America First Credit Union.  This credit facility is unsecured, has no stated maturity and bears interest at 9.75%.

At July 19, 2002, the Company secured a $250,000 line of credit with Zion Bank.  As of December 31, 2002, the Company has borrowed $250,000.  This line of credit was secured by Company assets and carries a stated interest rate of 6.75%, and is due in full on January 19, 2003.

NOTE 7 _ LEASE PAYABLE

At March 2002, the Company secured a line of credit with HP/Compaq Financial Services in the amount of $37,606.  The Company used $25,826 of this credit to lease computer related equipment for a 36_month period with a $1 buy out option at the end of the lease.  The computer related equipment is deemed to be fully depreciated at the end of this lease.

NOTE 8 _ LITIGATION

Resolved Litigation

Terrance Dunne

Terrance Dunne, the Company's former auditor, initiated action against the Company for payment of unpaid fees.  In response to the allegations, the Company countersued for reimbursement of fees paid for work not performed.  In November 2002, the matter was fully settled and resolved with mutual releases being executed by both parties.

Mid_America Venture Capital Fund, Inc.

Mid_America Venture Capital Funds, Inc. brought action on July 23, 1997 against the Company for failure to pay loans on two promissory notes totaling $35,000.  Judgment was awarded on August 4, 1997 for a total of $39,336 including principal, interest, and attorney's fees and costs.  The balance owing at December 31, 2001 was included in settlements payable in these financial statements at December 31, 2001 and was fully paid as of December 31, 2002.

Mike Glazer

A consultant rendered services to a Company subsidiary during 1996 in the amount of $17,230 and has brought action for this amount.  The Company has chosen not to contest this case.  Settlement efforts are expected to be undertaken after entry of judgment and demonstration that the assets of the subsidiary, Diatect International, Inc., are fully encumbered.  This amount was paid in full during the year ended December 31, 2001.

Danny Wirken

During June 2001, the Company declared a note payable to Danny Wirkin (one of the brokers involved in the selling of Diatect stock, which gave rise to certain litigation for stock manipulation) in the amount of $386,581 and the interest accrued thereon as invalid and void.  Legal counsel for the Company further asserted that the obligation has passed the statute of limitations for collection thereon.  This resulted in a gain from termination of debt, which was reflected in the financial statements at December 31, 2001.  This amount has been reclassified to other income in accordance with FAS 145. (See Note 5.). The Company was considering litigation however, at this time, all consideration of litigation against Danny Wirken has been discontinued.

Current Litigation

Sloan, Listrom, Eisenbarth, Sloan & Glassman, LLC

In November 1999, the Company's former legal counsel was awarded a default judgment against the Company in the amount of $42,166 plus post_judgment interest.  This judgment remains outstanding and unpaid and is included as a liability on the Company's balance sheet in settlements payable at December 31, 2002 and 2001 in the amount of $40,166.

Ogilvy, Adams & Rinehart

Ogilvy, Adams & Rinehart (Ogilvy) obtained a judgment against Diatect on November 1, 1995 in the sum of $24,346.  The entire judgment amount plus attorney's fees and interest thereon is approximately $36,000 and has been included on the Company's balance sheet in settlements payable at December 31, 2002 and 2001.  Since mid_1996, there has been no communication with the plaintiff or its attorneys, nor has the plaintiff made any attempt to satisfy or settle this case.  The Company plans to negotiate a settlement of this obligation during 2003.

L. Craig Hunt

L. Craig Hunt brought action on January 14, 1998 against Diatect for damages and breach of contract on a promissory note for the sum of $42,750 plus interest, penalties and attorney's fees.  Judgment against Diatect International Corp. was rendered on February 1, 1999 in the sum of $61,543.  This judgment is presently outstanding and unpaid.  At December 31, 2002 and 2001, $60,543 is included in settlements payable in these financial statements.  To date, plaintiffs have made no attempt to collect on this judgment.

George Brink

During December 2000, George Brink was awarded a default judgment in the total amount of $44,648, including interest and legal fees, for the balance due on a promissory note.  At this time, active collection on the judgment has not been pursued.  The outstanding and unpaid amount is included as a liability on the Company's balance sheet in settlements payable at December 31, 2002 and 2001.

Iver J. Longtieg

Mr. Longtieg is pursuing a claim outside of the Future Title/White Mountain Group.  Mr. Longtieg claims an outstanding note for $23,887 plus interest accrued theron.  Mr. Longtieg filed a notice of intent to apply for a default judgment, in Boise, Idaho.  The Company did not answer the complaint and as a result a potential default judgment is possible.  At the current time, Mr. Longtieg has been paid $14,488, and is forbearing until such time as Diatect resolves the issue of the original claim.

Former Officers and Consultant

In September 2000, the Company received notice from two former officers and a former consultant that they intend to bring action for nonpayment of back wages.  During May 2001, the Company issued 188,000 shares of its common stock valued at $47,000 ($0.25 per share) to one former officer in full settlement.  During August 2001, the Company paid $5,000 to another former officer for settlement with mutual release of his claim for nonpayment of back wages in the amount of $38,500.

Threatened Litigation

On November 15, 2002, the Company received a letter from attorneys representing the Scotts Company and its affiliate, OMS Investments, Inc., claiming ownership of the character and trademark “Freddy the Fire Ant” and demanding that the Company withdraw its application with the U.S. Trademark office to register “Freddy the Fire Ant” as the Company’s trademark.  The claim alleges trademark infringement and unfair competition.  The outcome of this claim is uncertain and no amounts are accrued in the financial statements.

Other Matters

The Company is not aware of any other threatened litigation against it or its subsidiaries.  However, there remains a possibility of litigation against Diatect and/or its subsidiaries by creditors.

NOTE 9 _ COMMON STOCK

During the year ended December 31, 2001, the Company issued 2,107,500 shares of its common stock valued at $196,550 in consideration for a note payable, 1,716,590 shares of its common stock valued at $374,505 for debt, 188,000 shares of its common stock valued at $47,000 to a former officer for back wages (Note 7), 1,300,000 shares of its common stock valued at $97,500 for services to officers and others, 500,000 shares of its common stock valued at $37,500 in settlement of a distributor agreement, 500,000 shares of its common stock valued at $37,500 as a severance bonus to the Company's former president and 200,000 shares of its common stock valued at $41,035 in payment of a vendor account.  The shares were valued at their fair market value on the date of issuance.  The Company also sold 1,200,000 shares of its common stock at prices ranging from $0.10 to $0.25 per share for cash and a receivable.  An officer, to whom options with a FMV of $55,534 had been previously issued, exercised the options and purchased 499,998 shares of common stock.  The exercise price of the stock of $30,000 was exchanged for accrued legal fees.

In November 2002, the Company increased its authorized capital to 1000,000,000 shares of common stock.  During the year ended December 31, 2002, the Company issued 2,032,880 shares of its common stock valued at $288,029 in payment of services, 2,507,113 shares of its common stock valued at $503,549 in payment of notes payable and accrued interest and sold 2,945,260 shares of its common stock for $572,065.  The Company also sold 600,000 shares of its common stock for $150,000 and exercise of options.  See Note 10.

NOTE 10 _ COMMON STOCK SUBSCRIBED

During the year ended December 31, 2001, the Company sold stock valued at $170,000 and received $100,000.  During the year ended December 31, 2002, the Company received $50,000 in payment of the stock subscription.  The remaining $20,000 is reflected in the attached financial statements as stock subscription receivable.  See Note 8.

NOTE 11 _ STOCK OPTIONS

In November 2002, the Company adopted the Diatect International Corporation 2002 Stock Option and Award Plan (the "Plan") under which 3,000,000 shares of Common Stock are available for issuance with respect to awards granted to officers, directors, management and other employees of the Company and/or its subsidiaries.  As of December 31, 2002, the Company had issued options for 2,000,000 shares of Common Stock to officers of the Company.  None of these options have become vested and therefore are unexercisable at December 31, 2002.

This Plan superceded the 1995 Stock Option Plan, which was initiated in order to aid the Company in maintaining and developing a management team, attracting qualified officers and employees.  A total of 3,000,000 shares of stock were subject to, or issued pursuant to the terms of the plan.

The Company estimates the fair value of each stock option at the grant date by using the Black_Scholes option_pricing model with the following weighted_average assumptions used during the year ended December 31, 2001: dividend yield of zero percent; expected volatility of thirty percent; risk_free interest rate of six percent.  The weighted average fair value at date of grant for options granted to employees and stockholders in the years ended December 31, 2002 and 2001 was $0.08 per option, respectively.  The following assumptions were used during the year during the year ended December 31, 2002:  dividend yield of zero percent: expected volatility of 98.37%; risk_free interest rate of five percent.  Compensation cost charged to operations was $17,279 and $18,890 during the years ended December 31, 2002 and 2001, respectively.

Finance fees charged to other expenses was $66,010 and legal fees charged to operations was $3,985 during the year ended December 31, 2001.

Following is a summary of the status of these performance_based options during the years ended December 31, 2002 and 2001:

	Number of Shares
	2002 Plan	1995 Plan	Total	Weighted Average per Share

Outstanding at
December 31, 2000	-	499,304	499,304	$ 0.06
Granted	-	1,100,000	1,100,000	0.18
Exercised	-	(499,304)	(499,304)	0.06
Expired/forfeited	-	-	-	-

Outstanding at
December 31, 2001	-	1,100,000	1,000,000	$ 0.18

Options exercisable at December 31, 2001	-	1,100,000	1,100,000	$ 0.18

Weighted average fair value of options granted during 2001	-	0.08	0.08

Outstanding at
December 31, 2001	-	1,100,000	1,100,000	$ 0.18
Granted	2,000,000	-	2,000,000	0.13
Exercised	-	(600,000)	(600,000	0.18
Expired/forfeited	-	-	-	-

Outstanding at December 31, 2002	2,000,000	500,000	2,500,000	$ 0.14

Options exercisable at December 31, 2002	-	500,000	500,000	$ 0.18

Weighted average fair value of options granted during 2002	$ 0.13	$ -	$ 0.13

	Number of Shares
	2002 Plan	1995 Plan	Total	Weighted Average per Share

Exercise Date

On or before December 31, 2004	-	500,000	500,000	$ 0.10

On or before December 31, 2007 and after the Company attaining $5,000,000 in gross annual sales	666,667	-	666,667	0.17

On or before December 31, 2007 and after the Company attaining$10,000,000 in gross annual sales	666,667	-	666,667	0.17

On or before December 31, 2007 and after the Company attaining $15,000,000 in gross annual sales	666,666	-	666,666	$ 0.17

Totals	2,000,000	500,000	2,500,000

The following table gives information about the Company's common stock that may be issued upon the exercise of options under all of the Company's existing stock option plans as of December 31, 2002.

Exercise Prices	Number of Options	Weighted Average Exercise Price	Contractual Life (in years)	Number Exercisable	Weighted Average Exercise Price

$ 0.10	500,000	$ 0.10	2.00	500,000	$ 0.10
0.17	666,667	0.17	2.15	-	0.17
0.17	666,667	0.17	3.20	-	0.17
0.17	666,666	0.17	4.42	-	0.17

	2,500,000	$ 0.15	3.01	500,000	$ 0.10

NOTE 12 _ CONCENTRATION OF RISK

Credit

The Company is a wholesale supplier of products and grants credit to its customers, a substantial portion of which are retailers of agricultural products throughout the country.

NOTE 13 _ SETTLEMENTS PAYABLE

The Company is obligated to pay certain notes and settlements under judgments awarded to outside parties.  These amounts, included in settlements payable at December 31, 2002 and 2001, are as follows:

	2002	2001

L Craig Hunt	$ 60,543	$ 60,543
Mid America Venture Capital Fund, Inc.	-	33,336
Sloan, Listrom, Eisenbarth, Sloan & Glssman, LLC	40,166	40,166
Ogilvy, Adams & Rinehart	36,000	36,000
George Brink	44,648	44,648
	$ 181,357	$ 214,693

NOTE 14 _ COMMITMENTS AND CONTINGENCIES

Futura Title Corporation

During the year ended December 31, 2001, the Company reclassified a note payable to Alliance Title & Escrow acting on the behalf of various individuals.  The reclassified amount also included interest accrued thereon to commitments and contingencies for a total amount of $461,605.  During the year ended December 31, 2002, the Company obtained releases of liability from several individuals.  This resulted in a gain from termination of debt, which is reflected in the financial statements at December 31, 2002.  A remaining balance in the amount of $106,620 is included in commitments and contingencies at December 31, 2002.  The Company is currently negotiating a settlement agreement on this liability.  Although the outcome is uncertain, the Company expects to settle for considerably less.

Lease Commitments

In April 2000, the Company entered into a lease agreement for new office facilities in Boise.  The agreement called a three_year lease with monthly payments of $820 during the first year, $838 during the second year and $857 during the third year.  The Company occupied these facilities from May 1, 2000 through October 1, 2001.  The Company negotiated a settlement on the remaining lease in the amount of $2,089, which was paid.

The Company leased operating facilities in Smith Center, Kansas from an individual through July 2001.  The lease was a month_to_month handshake agreement, with monthly payments of $273.

Other Contingencies

The production of pesticides is subject to complex environmental regulations.  As of the date of these financial statements and the date of this report, the Company is unaware of any pending environmentally related litigation or of any specific past or prospective matters involving environmental concerns which could impair the marketing of its products.

IX Group, Inc.

On November 14, 2001, Diatect entered into an agreement with IX Group, Inc. (hereinafter "IXG") whereby Diatect would sell to IXG all of the common stock of a subsidiary, Magic International, Inc. (hereinafter "Magic"), in exchange for approximately 5% of the common stock of Magic after IXG's merger with and into Magic and the post_merger payment of cash.  Although Magic was transferred to IXG, IXG subsequently ceased operations and Diatect never received any consideration for the transfer.

The transaction is considered a related party event because IXG's president and principal shareholder is also a shareholder of Diatect.  Prior to its transfer to IXG, Magic had no assets or liabilities.

Purchase of Facilities

During October 2001, the Company relocated both its office and operating facilities to Heber City, Utah.  During January 2003 and subsequent to the date of these financial statements, the Company completed negotiations for the purchase of its new facilities at a total cost of $875,500.  Terms of the financing agreement call for approximately $9,200 in interest only payments at 13% annual interest rate. Under terms of the original agreement, the Company occupied the facilities with no charge until closing. Other terms of the agreement called for a down payment of $28,500, escrow deposit in the amount of $384,000 and a letter of credit in the amount of $412,500.  The Company paid the down payment of $28,500 during the fourth quarter of the year ended December 31, 2001 and this amount is reflected in the attached financial statements as deposits.  During the same period, the Company also secured cash in the amount of $400,000, which is considered restricted for an escrow deposit.  These funds were returned to the lender in 2003.  The Company occupied the facilities on October 10, 2001.

NOTE 15 _ RELATED PARTY TRANSACTIONS

Diatect International Corp. has notes payable to shareholders totaling $1,964,681 and $1,633,851 as of December 31, 2002 and 2001, respectively.  See Note 5.

The Company's assistant secretary performs services as the Company's main legal counsel.  Legal services performed by this officer totaled $19,312 and $17,067 for the years ended December 31, 2002 and 2001, respectively, of which $7,570 are included in accounts payable _ related party at December 31, 2002.

The Company has employment contracts to pay the Company's president and vice_president of operations annual compensation in the amounts of $120,000 and $90,000 respectively.  During the year ended December 31, 2002, the Company's president and vice_president of operations received options to purchase 2,000,000 shares of the Company's common stock at $0.17 per share.  These options vest when the Company attains various targeted gross annual sales levels.  (See Note 11.)  During January 2001, the Company's president received a signing bonus of 350,000 options for the purchase of shares of common stock.  During the year ended December 31, 2001, the Company also had an employment contract to pay the Company's former president annual compensation of $120,000.  See Note 11.  Executive compensation totaled $310,568 and $409,937 for the years ended December 31, 2002 and 2001, respectively.

NOTE 16 _ MINING PROPERTY

During September 2001, the Company acquired title to unpatented mining claims on a section of land in Malheaur County, Oregon.  This property, with proven and probable reserves of diatomaceous earth, is recorded at cost on the Company's balance sheet.

NOTE 17 _ BUSINESS SEGMENT AND GEOGRAPHICAL AREA DATA

The Company's operations were classified into two principal reporting segments based upon geographical location during the year ended December 31, 2001.  All operations were relocated to Utah during the fourth quarter of fiscal 2001, therefore, no reportable segments are deemed to exist for the year ended December 31, 2002.  Separate accounting for each segment for the year ended December 31, 2001 is required due to varying strategies used by the Company in each location.

The table below presents information about the Company's reportable segments during the prior year:

Year Ended December 31, 2001
	Kansas	Idaho/Utah	Eliminations	Consolidated

External revenue	$ -	$ 570,904	$ -	$ 570,904

Operating income (loss)	$ (20,005)	$ (1,086,451)	$ -	$ (1,106,456)

Corporate expenses				-

Total operating income (loss)				$ (1,106,465)

Depreciation and Amortization	$ 456	$ 295,521	$ -	$ 295,977

Interest expense and finance charges	$ -	$ 278,501	$ -	$ 278,501

Identifiable assets	$ 160,618	$ 2,850,764	$ (154,924)	$ 2,856,458

General corporate assets				-

Total assets				$ 2,856,458

Kansas operations, the first reportable segment, performed services including mixing and distribution of pesticide products during early 2001. Idaho operations, the second reportable segment, manufactures product and generates sales revenues.

NOTE 18 _ OTHER LIABILITIES

At December 31, 2002, the Company had a $157,767 liability for unpaid federal and state withholding taxes, social security tax, medicare tax and federal and state unemployment taxes.  This amount may be subject to penalties and interest.

NOTE 19 _ ROYALTIES

During the year ended December 31, 2001, the Company agreed to pay a former distributor royalties equal to $0.10 per pound of product produced.  During the year ended December 31, 2002, the Company accrued $113,623 for royalties pursuant to this agreement.

NOTE 20 _ SUBSEQUENT EVENTS

Purchase of Facilities

During January 2003 and subsequent to the date of these financial statements, the Company completed negotiations for the purchase of its new facilities at a total price of $875,500.  Under the terms of the financing agreement, the Company began making interest only monthly payments in the amount of $9,200. The Company also returned $400,000 of cash restricted for the escrow deposit to the lender. See Note 14.

Note Payable

On January 15, 2003, the Company borrowed $750,000 from George Ann Pope Charitable Trust.  The note is secured by an inventory security agreement whereby $0.25 of each dollar of gross proceeds from the sale of inventory is allocated and set aside in a special account for continuing security until the note is paid and bears interest at the rate of 10% per annum.  The Company issued 375,000 shares of its common stock as additional consideration for the loan.  The note is due on July 15, 2003.

DIATECT INTERNATIONAL CORPORATION

INTERIM FINANCIAL STATEMENTS

June 30, 2003

Diatect International Corp.

Consolidated Balance Sheets

	June 30, 2003 (Unaudited)	December 31, 2002

ASSETS

CURRENT ASSETS
Cash	$ 2,222	$ 4,509
Cash in escrow	-	400,000
Net accounts receivable	137,288	352,643
Employee receivable	2,055	1,270
Prepaid interest	18,532	108,048
Prepaid expenses	38,448	56,399
Inventories	1,149,565	1,259,149

Total Current Assets	1,348,110	2,182,018

PROPERTY, PLANT AND EQUIPMENT
Mining property	940	940
Land	150,000	-
Building	725,500	-
Equipment	436,323	420,839
Less accumulated depreciation	(144,262)	(97,142)

Total Property, Plant and Equipment	1,168,501	324,637

OTHER ASSETS
Deposits	-	28,500
Investment in EPA labels	1,736,322	1,736,322

Total Other Assets	1,736,322	1,764,822

TOTAL ASSETS	$ 4,252,933	$ 4,271,477

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$ 1,148,340	$ 1,400,610
Accounts payable – related party	31,892	37,710
Line of credit	114,299	351,048
Lease payable	12,026	18,067
Bank overdraft	105,681	-
Interest payable	433,402	310,434
Settlements payable	136,709	181,357
Other accrued liabilities	233,192	190,951
Royalty payable	113,623	113,623
Notes payable	2,613,020	2,132,181

Total Current Liabilities	4,943,020	4,735,981

LONG-TERM DEBT
Mortgage note payable	847,000	-
Lease payable-net of current portion	-	3,392

	847,000	3,392

COMMITMENTS AND CONTIGENCIES	130,395	134,739

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, no par value; 100,000,000 shares authorized;
48,558,936 and 45,013,414 shares issued and outstanding	15,639,130	14,971,327
Common stock subscribed	(20,000)	(20,000)
Stock options	36,070	36,070
Accumulated deficit	(17,322,735)	(15,590,032)

Total Stockholders’ Equity (Deficit)	(1,667,535)	(602,635)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$ 4,252,933	$ 4,271,477

See condensed notes to interim consolidated financial statements.

Diatect International Corp.

Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2003 (Unaudited)	2002 (Audited)	2003 (Unaudited)	2002 (Audited)

REVENUES	$ 212,274	$ 116,423	$ 342,727	$ 162,683

COST OF SALES	88,965	45,568	156,604	66,385

GROSS PROFIT	123,309	70,855	186,123	96,298

OPERATING EXPENSES
Salaries, wages and benefits	343,510	136,339	555,061	236,307
Executive compensation	34,422	95,138	113,550	143,600
Registration fees	7,880	-	17,844	11,025
Depreciation and amortization	23,015	19,168	47,120	30,138
Legal and professional fees	17,389	31,496	115,922	78,345
Contract labour	74,151	42,679	54,259	66,361
Advertising and promotion	159,014	66,157	226,584	84,629
Consulting	5,000	56,300	12,500	77,806
Travel and promotion	27,458	14,913	67,620	27,749
Supplies	11,439	70,395	28,844	86,350
Bad debts	24,900	90,136	69,900	107,586
Other operating expense	72,604	122,121	120,831	180,945
Total Operating Expenses	800,782	744,842	1,430,035	1,130,841

OPERATING LOSS	(677,473)	(673,987)	(1,243,912)	(1,034,543)

OTHER INCOME (EXPENSES)
Interest expense	(152,092)	(87,850)	(347,775)	(151,534)
Loss on distribution returns	(141,172)	-	(141,172)	-
Miscellaneous	-	(522)	156	(447)
Total Other Income (Expenses)	(293,264)	(88,372)	(488,792)	(151,981)

LOSS BEFORE INCOME TAXES	(970,737)	(762,356)	(1,732,703)	(1,186,524)

INCOME TAXES	-	-	-	-

NET LOSS	$ (970,737)	$ (762,356)	$ (1,732,703)	$ (1,186,524)

BASIC AND DILUTED NET LOSS PER SHARE	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	47,570,921	40,628,418	46,882,812	38,931,790

See condensed notes to interim consolidated financial statements.

Diatect International Corp.

Consolidated Cash Flow Statements

	Six Months Ended June 30,
	2003 (Unaudited)	2002 (Audited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (1,732,703)	$ (1,186,524)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	47,120	30,138
Issuance of stock for services	89,550	127,500
Issuance of stock for finance charges	54,190	31,875
Bad debts	69,900	-
Prepaid finance charges paid by issuance of stock	-	21,250
Stock issued for payment of accrued expenses	-	50,103
Changes in assets and liabilities:
Cash in escrow	400,000	-
Accounts receivable	145,455	103,958
Employee receivable	(785)	-
Prepaid interest	89,516	(25,996)
Prepaid royalties	-	5,073
Prepaid expenses	17,951	-
Inventories	109,584	(1,229,186)
Deposits	28,500	-
Accounts payable	20,084	1,289,583
Accounts payable – related parties	5,818	8,282
Interest payable	147,186	37,414
Other accrued liabilities	42,241	72,619

NET CASH FLOWS USED BY OPERATING ACTIVITIES	(478,029)	(663,911)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(43,984)	(203,521)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock subscriptions	-	50,000
Payment of settlements	-	(4,000)
Proceeds from lines of credit	-	4,982
Net payment of bank overdraft	105,681	(18,349)
Proceeds from sale of stock	58,000	622,065
Payment of commitments and contingencies	(4,344)	-
Payment of lease payable	(9,433)	-
Payments of line of credit	(236,749)	-
Payments of notes payable	(400,516)	(30,500)
Proceeds from notes payable	1,007,087	242,500

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	519,726	866,698

NET INCREASE (DECREASE) IN CASH	(2,287)	(734)

CASH AT BEGINNING OF YEAR	4,509	888

CASH AT END OF PERIOD	$ 2,222	$ 154

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest expense paid	$ 6,484	$ -
Income taxes paid	$ -	$ -

NON-CASH FINANCING ACTIVITIES:
Issuance of common stock for notes payable and interest	$ 409,266	$ 287,059
Issuance of common stock for services	$ 89,550	$ 127,500
Issuance of common stock for prepaid finance charges	$ -	$ 21,250
Issuance of common stock for settlement and interest	$ 56,797	$ -
Issuance of debt for account payable	$ 272,354	$ -
Issuance of common stock for finance charges	$ 54,190	$ 21,875
Property acquired by mortgage	$ 847,000	$ -
Accounts receivable allowance for bad debt	$ 69,900	$ -

See condensed notes to interim consolidated financial statements.

Diatect International Corp.

Notes to Condensed Interim Financial Statements

June 30, 2003

NOTE 1 – BASIS AND PRESENTATION

The foregoing unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B as promulgated by the Securities and Exchange Commission.  Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles.  The unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2002.  In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period.  Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions that could have a material effect on the reported amounts of the Company's financial position and results of operations.

Operating results for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

GOING CONCERN UNCERTAINTY

These financial statements have been prepared on a going concern basis, which contemplated the realization of assets and the satisfaction of liabilities in the normal course of business.  For the six months ended June 30, 2003, the Company sustained a net loss of $1,732,703.  As of June 30, 2003 the Company’s accumulated deficit was $17,322,735.  These factors, among others indicate that the Company may be unable to continue as a going concern for a reasonable period of time.  These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.  The Company’s continuation as a going concern is contingent upon its ability to obtain additional financing, and to generate revenue and cash flow to meet its obligations on a timely basis.

NOTE 2 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Diatect International Corp was incorporated in the state of California in 1979 as a bank holding corporation.  During 1986, the Company liquidated its subsidiaries and became a dormant “shell” corporation.

On August 22, 1996, the Company changed its name from San Diego Bancorp to Applied Earth Technologies, Inc. to better reflect the Company’s principal business activities, which primarily consist of developing and marketing pesticide products.  The Company later became informed that another corporation already had been authorized to use the name Applied Earth Technologies, Inc. and approval of this name had been granted in error.  In response to this information, the Company changed its name to Diatect International Corp., on June 5, 1998.

The Company’s wholly owned subsidiaries consist of Enviro-Guard Corporation, Diatect International, Inc. and D.S.D., Inc.  Apart from Diatect International, Inc. the Company’s other subsidiaries are inactive.

NOTE 3 – INVENTORIES

Inventories at June 30, 2003 and December 31, 2002 consist of the following:

	June 30, 2003	December 31, 2002

Raw Materials	$ 57,960	$ 78,169
Packaging Materials	15,212	12,874
Finished Goods	1,076,393	1,168,106

Total	$ 1,149,565	$ 1,259,149

Finished goods consist of different forms of application of pesticide products.

NOTE 4 – NOTES PAYABLE

All of the Company’s notes payable are considered short-term.  At June 30, 2003 notes payable consisted of the following:

Creditor and Conditions	June 30, 2003

Balance, December 31, 2002	$ 2,132,181

RCK, LLC, (a shareholder of the Company) unsecured, interest at 12%, dated September 28, 2001, due on demand, paid by return of funds and issuance of stock.	(600,000)

Kyle Baird, (a shareholder of the Company), unsecured, interest at 10%, dated July 10, 2002, due on September 30, 2002, paid by issuance of stock.	(74,000)

Ronald Davis, (a shareholder of the Company), unsecured, interest at 10%, dated July 10, 2002, due on December 31, 2002, paid by issuance of stock.	(79,250)

Hyrum L. & Helen Mae Andrus, (shareholders of the Company), interest at 8%, dated April 24, 2002, due on June 24, 2002, delinquent, partial payment issuance of stock.	(516)

George Ann Pope Charitable Trust, (a shareholder of the Company), secured by inventory security agreement whereby $0.25 of each dollar of gross proceeds from the sale of inventory is allocated and set aside until the note is paid, interest at 10%, dated January 15, 2003, due on July 15, 2003.	750,000

Stonefield, Inc., secured by deed of trust, interest at 13% with monthly payments of interest only commencing February 17, 2003, dated January 15, 2003, due on January 17, 2005.	847,000

LaJolla Cove Investors, Inc., (a shareholder of the Company), unsecured, 8% convertible debenture to common stock, dated March 18, 2003, due on demand.	100,000

Dave Russell, (a shareholder of the Company), unsecured, interest at 10$, dated May 20, 2003, due November 20, 2003.	100,000

Keven Jensen (a shareholder of the Company), unsecured, interest at 10% dated April 25, 2003 due July 24, 2003.	25,000

Orion & Sue Bishop, (a shareholder of the Company), unsecured, interest at 10%, dated September 30, 2002, due on April 15, 2003, paid by issuance of stock.	(12,500)

Orion & Sue Bishop, (a shareholder of the Company), unsecured, interest at 10%, dated September 30, 2002, due on April 15, 2003, paid by issuance of stock.	(12,500)

Compax/Flexpak a vendor of the Company, has converted the account payable to a note with interest at 12% per annum, until paid.	272,354

Brian & Roxanne Clarke, (shareholders of the Company), unsecured, interest at 10%, dated June 25, 2003, due on demand.	1,555

Jay Downs, (a shareholder of the Company), interest at 10%, dated June 5, 2003, due on demand.	5,000

Total	3,460,856
Less current portion	1,616,856

Total long term notes payable	$ 847,000

NOTE 5 – LINES OF CREDIT

At July 19, 2002 the Company secured a $250,000 line of credit with Zion Bank.  As of December 31, 2002, the Company had borrowed $250,000.  This line of credit was secured by Company assets and carried a stated interest rate of 6.75%, and was paid in full during January 2003.

NOTE 6 – LITIGATION

From time to time the Company is subject to various legal proceedings that arise in the ordinary course of business.  Although the Company cannot predict the outcome of these proceedings with certainty, the Company does not believe that the disposition of these matters will have a material adverse affect on its financial position, results of operations or cash flows.

The status of legal proceedings against the Company is detailed in Part II Item 1, Legal Proceedings, later in the report.

NOTE 7 – COMMON STOCK

During the six months ended June 30, 2003, the Company issued 3,545,522 shares of its common stock.  For debt and interest valued at $520,253, the company issued 2,352,445 shares.  The Company also issued 55,000 shares of its common stock to directors for services valued at $8,550.  There were 673,077 shares issued to employees, consultants and others for services valued at $81,000.  The stock was valued at it fair market value on the date of issuance.  The Company also sold 465,000 shares of its common stock for $58,000 during the same fiscal period.

NOTE 8 – STOCK OPTIONS

There were no options exercised or issued during the six months ended June 30, 2003.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Purchase of Facilities

During October 2001, the Company relocated both its office and operating facilities to Heber City, Utah.  During January 2003, the Company completed negotiations for the purchase of its new facilities at a total cost of $875,500.  Terms of the financing agreement call for approximately $9,200 in interest only payments at 13% annual interest rate.  (See Note 4.)  Under terms of the original agreement, the Company occupied the facilities with no charge until closing.  Other terms of the agreement called for a down payment of $28,500, escrow deposit in the amount of $384,000 and a letter of credit in the amount of $412,500.  The Company paid the down payment of $28,500 during the fourth quarter of the year ended December 31, 2001 and this amount is reflected in the attached financial statements as deposits at December 31, 2002.  During the same period, the Company also secured cash in the amount of $400,000, which was considered restricted for an escrow deposit.  These funds were returned to the lender in January 2003.  The Company has occupied the facilities since October 10, 2001.

G.A. Pope Charitable Trust Note Payable

In the first quarter of 2003, the Company borrowed $750,000 from a privately held trust.  One of the underlying loan covenants with the trust provides that the Company shall set aside a portion of its gross sales proceeds until the note is paid.  At June 30, 2003, the Company had not complied with aforementioned loan covenant.  In the third quarter of 2003, the Company is renegotiating the loan covenant and loan maturity with the trust.

NOTE 10 – DISTRIBUTION RETURNS

Loss on distribution returns

In the second quarter of 2003, the Company requested the return of product from a class of customers, (Future Farmers of America chapters in the State of Texas), because the Company had some concerns regarding inappropriate product storage conditions by customers and the related expected impact on product efficiency.  Therefore, upon receipt of this product, the Company recorded a loss on distribution and product returns of $174,150.  This amount consists of the write-off of the related customer receivables, offset by the recording of reusable inventory materials of $32,978.

NOTE 11 – SUBSEQUENT EVENTS

On August 12th 2003, the Company entered in to a letter of intent with Diatomaceous Earth Deposits of Virginia to purchase 90% of Diatect International’s diatomaceous earth mining site in Oregon for $31.1 million.  At the current time, Diatect expects to finalize the transaction on or before September 15, 2003.  Diatomaceous Earth Deposits of Virginia is a corporation co-owned by Michael P. McQuade (an outside director of Diatect).  Initial terms of the agreement call for Diatect to receive annual payments of approximately $1.9 million per year beginning in September 2005 and continuing for a period of fifteen years thereafter.  Other terms will be negotiated prior to the scheduled closing.

DIATECT INTERNATIONAL CORPORATION

________________________________

Prospectus

________________________________

PART II

Item 24.   Indemnification of Directors and Officers

Our Articles of Incorporation include provisions, which limit the liability of our directors.  As permitted by applicable provisions of the California Law, directors will not be liable to Diatect for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances.  This limitation does not affect liability for any breach of a director’s duty to Diatect or our shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of Diatect or our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to Diatect or our shareholders, or that show a reckless disregard for duty to Diatect or our shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to Diatect or our shareholders, or (iii) based on transactions between Diatect and our directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of California Law.  This limitation of directors’ liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

The Company has been advised that it is the position of the Commission that insofar as the provision in Diatect’s Articles of Incorporation, as amended, may be invoked for liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

Item 25.   Other Expenses of Issuance and Distribution

The Company is not issuing any common stock under this Registration Statement.  All common stock registered pursuant to this Registration Statement is being registered on behalf of selling shareholder.  The Company has agreed to pay all costs of this Registration Statement.  The estimated expenses for the distribution of the common stock registered hereby, other than underwriting commissions, fees and Representative’s nonaccountable expense allowance are set forth in the following table:

Item	Amount

SEC Registration Fee	$ 500
Transfer Agent Fees	500
Legal Fees	25,000
Accounting Fees	1,000
Printing and Engraving Costs	1,500
Miscellaneous	1,000
Total	$ 29,500

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Item 26.   Recent Sales of Unregistered Securities

During the past three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act as amended. Unless stated otherwise; (i) that each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (ii) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions; (iii) the transactions did not involve a public offerings; and (iv) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

In November 2002 we sold 1,000,000 shares of our common stock for a purchase price of $100,000 to La Jolla Cove Investors, Inc.

On December 27, 2002, we entered into a Securities Purchase Agreement with La Jolla Cove Investors, Inc. relating to the sale of $150,000 in principal amount of an 8% Convertible Debenture due December 27, 2004 and Warrants.  The Debenture was amended on March 18, 2003 and increased by $100,00 in principal amount making the Debenture total $250,000. The Warrants were amended on March 27, 2003 to limit the number of shares issuable upon exercise of the Warrants to 2,500,000 shares of common stock.  Both the Debenture and the Warrants were amended further on August 6, 2003.

During the quarter ended December 31, 2002, we issued 206,000 shares of our common stock valued at $19,770 in payment of services provided by the board and for employee year-end bonuses, 615,000 shares of our common stock valued at $84,500 in payment of consulting services, 462,880 shares of our common stock valued at $53,139 for debt settlement, 1,000,000 shares of our common stock for cash of $100,000, and 180,500 shares of our common stock valued at $20,800 as loan incentives.  500,000 of the above shares issued in payment consulting services valued at $50,000 were issued pursuant to a Registration Statement on Form S-8.

All of the remaining above securities have been issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

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Item 27.  Exhibits

Exhibit Number	Description

4.1	Securities Purchase Agreement dated as of December 27, 2002

4.2	Registration Rights Agreement dated as of December 27, 2002

4.3	Form of 8% Convertible Debenture due December 27, 2004

4.4	Common Stock Purchase Agreement dated as of November 25, 2002

4.5	Form of Warrant to Purchase Common Stock issued December 27, 2002

4.6	Letter Agreement, dated March 27, 2003

4.7	Letter Agreement, dated August 6, 2003

5.1	Opinion and Consent of Loeb & Loeb LLP

23.1	Consent of Williams & Webster, P.S.

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Item 28.  Undertakings.

We hereby undertake to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by us pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

In addition, we hereby undertake:

(a)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(b)

To remove from registration by means of a post-effective amendment any of the securities being registered, which remain, unsold at the termination of the offering.

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We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIATECT INTERNATIONAL CORPORATION

By: /s/ Jay W. Downs

Name:

Jay W. Downs

Title:

President

Dated: August 22, 2003

Pursuant to the requirements of the Securities Act of 1933, as amended, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Jay W. Downs Jay W. Downs President, Principal Financial Officer and Chairman of the Board	Dated: August 22, 2003
/s/ Margie Humphries Margie Humphries Secretary	Dated: August 22, 2003
/s/ John L. Runft John L. Runft Director and Corporate Legal Council	Dated: August 22, 2003
/s/ M. Stewart Hyndman M. Stewart Hyndman Director	Dated: August 22, 2003
/s/ John H. Zenger John H. Zenger Director	Dated: August 22, 2003
/s/ Robert E. Crouch Robert E. Crouch Director	Dated: August 22, 2003
/s/ Frank Priestley Frank Priestley Director	Dated: August 22, 2003
/s/ Dr. Michael P. McQuade Dr. Michael P. McQuade Director	Dated: August 22, 2003
/s/ Dave H. Andrus Dave H. Andrus VP of Operations and Director	Dated: August 22, 2003

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